    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             INTERWORLD CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            13-3818716
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------

                          395 HUDSON STREET, 6TH FLOOR
                            NEW YORK, NEW YORK 10014
                                 (212) 301-2500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               MICHAEL J. DONAHUE
                                    CHAIRMAN
                             INTERWORLD CORPORATION
                          395 HUDSON STREET, 6TH FLOOR
                            NEW YORK, NEW YORK 10014
                                 (212) 301-2500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

               PAUL V. ROGERS, ESQ.                                  ALAN SINGER, ESQ.
               SCOTT F. SMITH, ESQ.                             MORGAN, LEWIS & BOCKIUS LLP
                COVINGTON & BURLING                                 1701 MARKET STREET
            1330 AVENUE OF THE AMERICAS                      PHILADELPHIA, PENNSYLVANIA 19103
             NEW YORK, NEW YORK 10019                                 (215) 963-5000
                  (212) 841-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: []
---------------

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. []
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. []
---------------
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED                PROPOSED
  TITLE OF EACH CLASS OF                                    MAXIMUM OFFERING        MAXIMUM AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED  AMOUNT TO BE REGISTERED(1)    PRICE PER SHARE(2)       OFFERING PRICE(2)       REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 per
  share..................         4,312,500 shares               $71.00               $306,187,500               $80,834
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Includes 562,500 shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2000

                                3,750,000 Shares

                                INTERWORLD LOGO

                             INTERWORLD CORPORATION

                                  Common Stock
                               ------------------

     We are selling 1,250,000 shares of common stock and the selling stockholders are selling 2,500,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     The common stock is listed on The Nasdaq Stock Market's National Market under the symbol "INTW." On February 4, 2000, the last reported sale price for the common stock on The Nasdaq National Market was $74.50 per share.

     The underwriters have an option to purchase a maximum of 562,500 additional shares from us to cover over-allotments of shares.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.

                                                      UNDERWRITING                   PROCEEDS TO
                                         PRICE TO     DISCOUNTS AND   PROCEEDS TO      SELLING
                                          PUBLIC       COMMISSIONS    INTERWORLD    STOCKHOLDERS
                                       -------------  -------------  -------------  -------------
Per Share............................        $              $              $              $
Total................................  $              $              $              $

     Delivery of the shares of common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        CREDIT SUISSE FIRST BOSTON                    INVEMED ASSOCIATES

BANC OF AMERICA SECURITIES LLC                          BEAR, STEARNS & CO. INC.

             The date of this prospectus is                , 2000.

                               [INSIDE COVER ART]
 [NOTE -- THE INSIDE COVER ART WILL INCLUDE "HOW WE SERVE OUR CLIENT" AND A TWO
                      PAGE PULLOUT OF COMMERCE EXCHANGE.]

Description of graphic material on inside front and back cover pages of the prospectus:

Inside front cover (first page of a three page fold-out):

     The page depicts in three columns the logos of InterWorld customers and partners: Cisco Systems, Brooks Brothers, Disney, GATX Logistics, Nike, Net Perceptions, Ashford.com, Guess?, Lids, Interwoven, Mammoth Golf,
     Active Software, Ariba, TAKKT, Lucy.com, Internet Shopping Network, OKI, MSC Industrial Direct, boo.com, Belkin Components, Sun Microsystems, Clix n' Mortar (Simon Property), CyberSource and Whittman-Hart.

The text in the upper left hand corner is:

     A sampling of the clients and partners who are members of the InterWorld Enterprise Commerce community.

  The caption on the top of the page is:

     Clients and Partners

  The page also includes InterWorld's logo

  Inside two pages of fold-out;

     The page depicts a diagram showing a customer of our client interfacing with our client through the Enterprise Commerce solution surrounded by figures depicting our customer's entire buying cycle from Sales to Order Management to Fulfillment to Customer Service, and arrows pointing to figures depicting our customer's core enterprise systems: Manufacturing Systems, Distribution/Fulfillment Systems, Financial Systems and Customer Systems.

  The caption at the top of the page is:

     Commerce Exchange: Designed to increase revenues, reduce operating expenses and enhance customer loyalty.

  The caption at the bottom of the page is:

     We provide Internet commerce software solutions that enable businesses to sell goods and services over the Internet to other businesses and consumers.

  The text down the left hand margin of the page is:

     The InterWorld Advantage

     Comprehensive Functionality - Our solution provides a comprehensive set of applications for efficiently managing selling processes online, including sales, order management, fulfillment and customer service.

     State-of-the-Art Technology Foundation - Our technology supports the deployment of mission-critical online business applications and can accommodate a client's increasing business volumes.

     Process - Centric(TM) Computing Approach - Our Process-Centric(TM) approach enables a client to create online processes based on existing and evolving business practices.

     Interoperability - Our products are designed to work with an organization's existing business operational systems and third-party technologies.

The text down the right hand margin of the page is:

         Commerce Exchange:
         Mission-Critical Enterprise Commerce
         Effective Enterprise Commerce enables companies to build their online business and integrate them with their existing business practices.

         Integration of Business Processes:
         We enable a client's online processes to take into account characteristics of the client's selling environment and its customer's preferences.

         Integration of Enterprise Systems:
         Our Business Adapters are designed to facilitate the seamless integration of external business functions, allowing them to be managed within the Commerce Exchange process framework.

         The page above includes InterWorld's logo.

Inside back cover:


         This page depicts a diagram showing our client interfacing with the Commerce Exchange solution surrounded by figures depicting the programs and services we or our partners provide to our clients throughout implementation and ongoing support. Next to each figure is a box indicating the program and service provided. The text in the boxes next to the figures is:

                  Advice on client online strategy and practices bullet InterWorld one-on-one Workshops

                  Enterprise Commerce project planning
                  bullet InterWorld Professional Services
                  bullet System Integration Partners

                  Commerce site design
                  bullet InterWorld Professional Services
                  bullet Web Design Partners

                  Site implementation and enterprise systems integration bullet InterWorld Professional Services bullet System Integration Partners

                  Review

                  bullet InterWorld Professional Services
                  bullet System Integration Partners

                  Technical, educational and training services bullet InterWorld Client Education Programs

                  Participation in product direction
                  bullet InterWorld Client Input Sessions

                  Client care
                  bullet InterWorld Client Satisfaction Team

                  Client support

                         bullet 24x7 Technical Support

                     The caption on the top of the page is:

                            How We Serve Our Clients

                               ------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    5
FORWARD-LOOKING STATEMENTS............   12
USE OF PROCEEDS.......................   13
PRICE RANGE OF COMMON STOCK...........   13
DIVIDEND POLICY.......................   13
CAPITALIZATION........................   14
DILUTION..............................   14
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   15
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   17

                                        PAGE
                                        ----
BUSINESS..............................   25
MANAGEMENT............................   35
CERTAIN TRANSACTIONS..................   43
PRINCIPAL AND SELLING STOCKHOLDERS....   45
DESCRIPTION OF CAPITAL STOCK..........   47
UNDERWRITING..........................   49
LEGAL MATTERS.........................   51
EXPERTS...............................   51
CHANGE IN INDEPENDENT ACCOUNTANTS.....   51
ADDITIONAL INFORMATION................   51
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This Summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the discussion regarding the risks of investing in our common stock under "Risk Factors," before investing in our common stock.

                                   INTERWORLD

     We provide Internet commerce software solutions that enable businesses to sell goods and services over the Internet to other businesses and consumers. Our products, which we call enterprise commerce software, enable companies to build their online businesses and integrate them with their existing business practices and enterprise systems. Commerce Exchange is our family of enterprise commerce software, consisting of our Commerce Exchange platform, applications, tools and business adapters. Commerce Exchange enables manufacturing, distribution and retail companies to manage their business-to-business, or B2B, and business-to-consumer, or B2C, selling and support processes, including sales, order management and fulfillment and customer service.

     Commerce conducted over the Internet has grown dramatically in recent years. According to a report by International Data Corporation, worldwide Internet commerce spending is expected to grow from $50 billion in 1998 to $1.3 trillion in 2003. Businesses are embracing Internet commerce because it enables them both to increase revenues and to reduce operating expenses by:

     - establishing a new distribution channel for products and services;

     - enhancing customer relationships; and

     - automating sales, support and customer service processes.

In order to extend their operations to the Internet, businesses must implement reliable information technology solutions to run important online business applications. These solutions must meet rigorous performance requirements and typically operate 24 hours per day, seven days per week. They must be easy to use, while accessing a wide and complex array of databases and computing platforms.

     Our solution can be expanded to meet the demands of large organizations with complex selling processes and to manage a large number of simultaneous users, high transaction volumes and complex databases. The functionality and ease of implementing, maintaining and upgrading our products address what we believe is a growing desire by businesses to maximize return on investment by more efficiently using their existing information systems.

     We market our products and services primarily through our direct sales organization and strategic partners. We have established strategic marketing relationships with Active Software, Andersen Consulting, Ariba, Arthur Andersen, Cambridge Technology Partners, Cisco Systems, KPMG Peat Marwick, USWeb/CKS and Whittman-Hart. Set forth below is a representative list of our current customers. Each customer listed below accounted for an aggregate of at least $400,000 of revenues in 1999.

boo.com                                        Lids
Brooks Brothers                                MSC Industrial Direct
Buena Vista Internet Group (Disney)            NIKE
GATX Logistics                                 Oki Data America
GTE Communications Systems                     Simon Property Group
Guess?                                         Sony
Internet Shopping Network                      U.S.A. Floral Products

                                  THE OFFERING

Common stock offered by
InterWorld..........................      1,250,000 shares

Common stock offered by the selling
stockholders........................      2,500,000 shares

Common stock to be outstanding after
this offering.......................     28,606,425 shares

Use of proceeds.....................     We expect to use the net proceeds from
                                         the sale of shares offered by us for
                                         working capital and general corporate
                                         purposes. We will not receive any of
                                         the proceeds from the shares of common
                                         stock sold by the selling stockholders.

Dividend Policy.....................     We currently intend to retain all
                                         future earnings to fund the development
                                         and growth of our business. Therefore,
                                         we do not currently anticipate paying
                                         cash dividends.

Nasdaq National Market Symbol.......     INTW

     We are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock to be outstanding after this offering. The following is a summary of these additional shares of common stock:

     - 8,571,026 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 5,846,120 shares of common stock were outstanding as of December 31, 1999 at a weighted average exercise price of $19.34 per share. See Note 15 of Notes to Consolidated Financial Statements;

     - 1,000,000 shares of common stock reserved for issuance under our employee stock purchase plan; and

     - 459,070 shares of common stock reserved for issuance at December 31, 1999 under outstanding warrants at a weighted average exercise price of $6.89 per share.

The common stock to be outstanding after this offering reflects 27,234,238 shares outstanding on December 31, 1999 and 122,187 shares issued upon exercise of stock options from January 1, 2000 to February 4, 2000.
                            ------------------------

     We were incorporated in Delaware in 1995. Our principal executive offices are located at 395 Hudson Street, 6th Floor, New York, New York 10014, (212) 301-2500. Our website is located at www.interworld.com. INFORMATION IN OUR WEBSITE IS NOT A PART OF THIS PROSPECTUS.

     Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option to purchase up to 562,500 shares of common stock granted by us to the underwriters of this offering.

     InterWorld(R) is our registered service mark and trademark, and Process-Centric(R) is our registered trademark. Trademarks of other companies appearing in this prospectus are the property of their respective holders.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table summarizes our financial data. You should read the following information in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. You should also see the information in this prospectus under the captions "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                NINE MONTHS
                                            INCEPTION                                              ENDED
                                         (MARCH 28, 1995)      YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                         TO DECEMBER 31,    -----------------------------   -------------------
                                               1995          1996       1997       1998       1998       1999
                                         ----------------   -------   --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues, net:
  Product licenses.....................       $   25        $   779   $  4,883   $  9,754   $  5,392   $ 15,691
  Services.............................          331          1,241      3,073      4,834      3,177     10,135
  Other................................            3            408        100          2          1         --
                                              ------        -------   --------   --------   --------   --------
         Total revenues, net...........          359          2,428      8,056     14,590      8,570     25,826
Gross profit...........................          228            289        927      7,867      4,279     11,807
Loss from continuing operations........         (264)        (7,197)   (21,675)   (22,062)   (16,597)   (25,200)
Basic loss per share and diluted loss
  per share from continuing
  operations...........................       $(0.02)       $ (0.53)  $  (1.61)  $  (1.60)  $  (1.21)  $  (1.54)
                                              ======        =======   ========   ========   ========   ========

Please note that on March 30, 1998, we completed a spin-off distribution of a subsidiary, UGO Networks, Inc., formerly ActionWorld, Inc., reducing our majority ownership of UGO Networks to a minority interest of approximately 18%. Since March 30, 1998, our minority interest in UGO Networks has decreased to approximately 5.5% due to private equity financings by UGO Networks. UGO Networks is an online entertainment information and game company that commenced operations in 1997. The spin-off was made in order to permit UGO Networks to build a separate management team that would concentrate on creating an online entertainment information and game company and to position UGO Networks to seek private equity financing. UGO Networks has been presented as a discontinued operation in our consolidated statement of operations for the year ended December 31, 1997. A provision of $0.6 million for estimated operating losses through the disposal date was recorded at December 31, 1997. See Note 13 of Notes to Consolidated Financial Statements.

The following table is a summary of our balance sheet at September 30, 1999:

     - on an actual basis; and

     - on an as adjusted basis to reflect the sale by us of 1,250,000 shares of common stock in this offering, at an assumed public offering price of $74.50 per share and after deducting underwriting discounts and commissions and estimated expenses payable by us.

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $43,461     $130,894
Working capital.............................................   36,338      123,771
Total assets................................................   57,570      145,003
Total stockholders' equity..................................   43,059      130,492

RECENT RESULTS

     Set forth below is unaudited capsule information for 1999 compared to 1998.

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues, net:
  Product licenses..........................................   $  9,754       $ 23,855
  Services..................................................      4,834         16,692
  Other.....................................................          2             --
                                                               --------       --------
          Total revenues, net...............................     14,590         40,547
Gross profit................................................      7,867         20,448
Loss from operations........................................    (22,062)       (30,359)
Basic loss per share and diluted loss per share from
  operations................................................   $  (1.60)      $  (1.59)

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and prospects for growth would likely suffer. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE HAVE A LIMITED OPERATING HISTORY, SIGNIFICANT HISTORICAL LOSSES AND WE MAY NEVER BE PROFITABLE.

     We expect to incur losses for the foreseeable future and we may never achieve or sustain profitability. We were incorporated in 1995 and have only a limited operating history. Since inception, we have incurred substantial costs to develop and market our products, and have incurred net losses. As of September 30, 1999, we had an accumulated deficit of $78.4 million. We expect that our operating expenses will increase substantially in the foreseeable future as we continue to develop our products, increase our sales and marketing efforts and expand our operations.

IF OUR PRODUCTS ARE NOT WIDELY ACCEPTED IN THE INTERNET COMMERCE MARKET, OUR BUSINESS, SALES AND PROFITABILITY WILL SUFFER.

     The market for our products is new and rapidly evolving. Consequently, the demand for products in this market is uncertain. Our business, financial condition, results of operations and prospects for growth will be materially adversely affected if our products are not widely accepted in the Internet commerce software market. The following factors highlight the uncertainty of market acceptance of our products:

     - the market is characterized by rapid technological changes and evolving industry standards;

     - there is intense competition in the Internet commerce software industry;

     - products are relatively expensive and require a large capital commitment by the client;

     - the infrastructure necessary to support increased commerce on the Internet may not develop;

     - consumers and businesses may not adopt electronic commerce; and

     - our clients may not be successful in using our products to conduct their commercial operations online.

     Our future growth and success depends on broader acceptance of the Internet as a medium for commerce. The Internet may not become a viable commercial marketplace because of consumer concerns regarding reliability, cost, ease of use and quality of service. In addition, consumer concerns regarding the security and privacy of Internet transactions could inhibit the acceptance of the Internet as a commercial medium. We have incorporated into our Commerce Exchange family of products encryption algorithms to protect sensitive data such as customer passwords and credit card information. However, we cannot assure you that this technology will not be breached. If the security measures used in Commerce Exchange are compromised, our business could suffer.

THE IMPOSITION OF SALES AND OTHER TAXES IN RESPECT OF PRODUCTS SOLD BY OUR CLIENTS OVER THE INTERNET COULD HAVE A NEGATIVE EFFECT ON ELECTRONIC COMMERCE GENERALLY AND, AS A RESULT, ON DEMAND FOR OUR PRODUCTS.

     Recent federal legislation limits the imposition of state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act, which places a three-year moratorium on state and local taxes on:

     - Internet access, unless such tax was already imposed prior to October 1, 1998; and

     - discriminatory taxes on electronic commerce.

There is a possibility that Congress may not renew this legislation in 2001. If Congress chooses not to renew this legislation, state and local governments would be free to impose taxes on electronically purchased goods. The imposition of new sales or other taxes could materially adversely affect the growth of electronic commerce generally and, as a result, the demand for our products.

     We believe that, in accordance with current industry practice, most companies that sell products over the Internet do not currently collect sales or other taxes in respect of shipments of their products into states or foreign countries in which they are not physically present. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in electronic commerce. A successful assertion by one or more states or foreign countries that companies engaged in electronic commerce should collect sales or other taxes on the sale of their products over the Internet, even though not physically present in the state or foreign country, could have an adverse effect on electronic commerce generally, and, as a result, on demand for our products.

ALL OF OUR REVENUES ARE DERIVED FROM A SINGLE FAMILY OF PRODUCTS, AND OUR BUSINESS, SALES AND PROFITABILITY AND PROSPECTS FOR GROWTH WILL SUFFER IF OUR PRODUCT OFFERINGS ARE NOT COMMERCIALLY SUCCESSFUL.

     The Commerce Exchange family of products and related services have accounted for substantially all of our revenues to date, and we expect these products and related services to continue to account for most of our revenues for the foreseeable future. If our current limited product offerings are not commercially successful, our business, financial condition, results of operations and prospects for growth will be materially adversely affected. We may not successfully develop or market any enhanced or new products. Moreover, competition or technological change could adversely affect the pricing of or demand for our products, which would have a material adverse effect on our business, financial condition and results of operations. In addition, our products are currently being used by only a limited number of clients to conduct electronic commerce. From time to time, some of our clients experience difficulty implementing our software or the software does not meet our clients' expectations, and they may choose not to, and in at least two cases have chosen not to, continue to use our software. As a result of these problems, our reputation may be damaged, which could have a material adverse effect on our business.

WE FACE INTENSE COMPETITION, WHICH COULD ADVERSELY AFFECT OUR SALES AND PROFITABILITY.

     There is intense competition in the Internet commerce software industry, and we expect competition to intensify in the future. Our business, financial condition, results of operations and prospects for growth will be materially adversely affected if we are not able to compete successfully. We compete against the in-house development efforts of companies engaging in Internet commerce, as well as other software application vendors and developers. Our current competitors include AOL (Netscape Communications), Art Technology Group, BroadVision, IBM, Intershop Communications, Microsoft, Open Market and Oracle. We expect that additional competitors will enter our market with competing products as the size and visibility of the market opportunity increase. Many of our present and potential competitors have greater financial, technical, marketing and other resources than we have. This may place us at a disadvantage in responding to the offerings of our competitors, technological changes or changes in client requirements. Also, we may be at a competitive disadvantage because many of our competitors have greater name recognition, more extensive client bases and a broader range of product offerings.

IF OUR FINANCIAL RESULTS DO NOT MEET EXPECTATIONS AS A RESULT OF FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, OUR STOCK PRICE IS LIKELY TO DECLINE.

     Our quarterly operating results will generally depend on the volume and timing of sales of our products, which are difficult to predict. It is likely that in some future quarter or quarters, our operating results will not meet the expectations of analysts and investors. In that case, the price of our common stock is likely to decline.

     We expect to experience fluctuations in our quarterly operating results due to many factors, including:

     - the size and timing of significant client agreements, which typically occur near the end of our fiscal quarter, but, if delayed, may not occur until the next quarter;

     - the length of the sales cycle for our products;

     - fluctuations in demand for our products;

     - the introduction of new products by us or by our competitors;

     - changes in prices by us or by our competition; and

     - the timing and amount of our expenditures.

     We plan to increase our operating expenses to achieve revenue growth. If our revenues do not increase as anticipated and our spending levels are not reduced accordingly, a significant decline in our quarterly operating results could occur. In addition, we believe, based on general software industry trends, that sales of our products may be highest in the fourth quarter of the year and lowest in the first quarter. As a result, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as an indication of future performance.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE.

     Our stock price is subject to wide fluctuations in response to a variety of factors, including:

     - quarterly variations in operating results;

     - announcements of technological innovations;

     - announcements of new software or services by us or our competitors;

     - changes in financial estimates by securities analysts; or

     - other events or factors that are beyond our control.

     In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of Internet or electronic commerce companies could depress our stock price regardless of our results. Other broad market fluctuations may decrease the trading price of our common stock. In the past, following declines in the market price of a company's securities, securities class action litigation has often been instituted against that company. Litigation could result in substantial costs and a diversion of management's attention and resources.

WE INCREASINGLY RELY ON SYSTEMS INTEGRATION COMPANIES TO SELL AND IMPLEMENT OUR PRODUCTS, AND IF WE CANNOT ESTABLISH OR MAINTAIN RELATIONSHIPS WITH THESE COMPANIES, OR IF THEY ARE NOT SUCCESSFUL IN THEIR EFFORTS, THE GROWTH OF OUR BUSINESS WOULD SUFFER.

     We increasingly depend on systems integration companies for sales and implementation of our products. Our growth will depend, in part, on maintaining and expanding our relationships with systems integration companies. We may not be able to develop or maintain relationships with systems integration companies. Moreover, if the systems integration companies with which we have a strategic relationship are not successful in selling and implementing systems that include our products, or if they adopt, or promote more vigorously, a competing product or technology, the growth of our business would be materially adversely affected. Additionally, our use and training of systems integration companies have increased and are likely to continue to increase our cost of services revenues for the foreseeable future.

IF WE DO NOT RESPOND TO TECHNOLOGICAL CHANGE, OUR ENTERPRISE COMMERCE SOFTWARE PRODUCTS MAY BECOME OBSOLETE, AND OUR LONG-TERM VIABILITY WOULD SUFFER.

     The Internet commerce software industry is characterized by rapid technological change, which can render products obsolete. Our success depends, in part, on our ability to respond to technological change in a timely and cost-effective manner. If we are not able to respond successfully to technological change, our Commerce Exchange family of products may become obsolete. This would threaten our long-term viability.

OUR PRODUCTS MAY CONTAIN DEFECTS, WHICH COULD RESULT IN REDUCED SALES, INCREASED SERVICE AND WARRANTY COSTS AND LIABILITY TO OUR CLIENTS.

     Our software products may contain errors that become apparent when the products are introduced or when the volume of usage increases. Errors in our products, implementation errors or other performance difficulties could result in decreased sales of our products, increased service and warranty costs and liability to our clients, which could have a material adverse effect on our business, financial condition, results of operations and prospects for growth. Although we carry errors and omissions insurance, it may not cover all product liability claims made against us. Our risk of liability to clients is particularly pronounced because of our belief that our products will be critical to our clients' operations.

BECAUSE A SIGNIFICANT PORTION OF OUR REVENUES IS DERIVED FROM A LIMITED NUMBER OF CLIENTS THAT WILL CHANGE FROM YEAR TO YEAR, OUR SALES WILL DECLINE IF WE CANNOT ATTRACT SIGNIFICANT NEW CLIENTS.

     We expect that our largest clients will change from year to year because our revenues from any client are typically greatest when the client first licenses our products. Moreover, because our products require a meaningful capital commitment, a significant portion of our revenues in any period is derived from a limited number of clients. Therefore, if we are not able to generate revenues from significant new clients, our business, financial condition, results of operations and prospects for growth would be materially adversely affected. In 1996, software license and service revenues from Scholastic Corporation accounted for approximately 31% of our total revenues and those from Cliggot Communications accounted for approximately 17% of total revenues. In 1997, software license and service revenues from Toys "R" Us accounted for approximately 11% of total revenues and those from Electronic Data Systems accounted for approximately 10% of total revenues. In 1998, software license and service revenues from Warnaco accounted for approximately 14% of total revenues. In the nine months ended September 30, 1999, software license and service revenues from our top two clients in the aggregate accounted for approximately 17% of total revenues.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS WILL SUFFER.

     We have grown rapidly since we were incorporated in 1995. Many members of our senior management have only recently joined us. Of the 10 employees listed in the management section of this prospectus, six have worked for us for less than two years. Three of our executive officers, including Jeremy Davis, our Chief Executive Officer, joined us in January 2000. Our rapid growth has placed, and is expected to continue to place, a significant strain on our management and operations. To manage our growth, we must continue to enhance our operating and financial systems, infrastructure and controls. In the past, we have experienced some inadequacies in our operating and financial systems, infrastructure and controls. In prior years, we were not able to improve internal controls and upgrade our personnel as needed to accommodate our growth. This resulted in errors in application of our accounting policies which affected some information contained in our financial statements for unaudited interim periods in our 1998 fiscal year. These errors were corrected following the hiring of experienced personnel, consultation with our independent accountants and enhancement of internal controls. Our growth will also depend on our ability to expand, train and manage our employee base. In addition, we must expand our sales and marketing organization, penetrate different markets and expand our capacity to support a larger client base. If we do not manage our growth successfully, our business, financial condition, results of operations and prospects for growth would be adversely affected.

OUR PROPRIETARY RIGHTS MAY NOT BE FULLY PROTECTED, AND WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS BY OTHERS.

     InterWorld and Process-Centric are our registered trademarks and we have applied for other trade and service marks. We have recently been granted a U.S. patent relating to our product architecture and technology. Our efforts to establish and protect our proprietary rights, including federal copyright and trademark registrations, may be inadequate to prevent imitation of our products by others. The laws of foreign countries in which our products are sold may offer less protection to proprietary rights than the laws of the United States. Moreover, others may claim violation of their proprietary rights by us. BroadVision and Open Market, two of our competitors, have been issued U.S. patents on some aspects of their electronic commerce software products. We received a letter from counsel to Open Market concerning the potential applicability of the Open Market patents to our products. The letter stated that Open Market was prepared to meet with us to resolve issues concerning the applicability of its patents and to discuss terms of an appropriate license agreement. We responded to the Open Market inquiry, informing Open Market that based on our review of the Open Market patents and the analysis and advice of our patent counsel, we believe that our products do not infringe the patents awarded to Open Market. We have not received any further inquiries or correspondence from Open Market since our September 1998 response and have had no inquiries or discussions with BroadVision with regard to patent matters. We have also received a letter from TechSearch LLC stating its belief that our Web site induces the infringement by others of one or more claims of a U.S. patent issued to TechSearch. Our patent counsel has advised us that this patent is invalid in view of prior art. Although we do not believe that we are infringing their patent rights, any of these companies may claim that we are doing so. If a claim of patent infringement by these or other companies was made against us, we would likely incur significant expenses in defending against the claim, which could adversely affect our financial condition and results of operations. In addition, if a claim of infringement is made against us and we are not successful in defending against the claim, we could be liable for substantial damages and prevented from using any infringing technology. We may also be required to make royalty payments, which could be substantial, to the holder of the patent rights. These events could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

IF OUR PLANNED INTERNATIONAL EXPANSION IS NOT SUCCESSFUL, OUR LONG-TERM GROWTH COULD BE JEOPARDIZED.

     We may not be successful in expanding our activities in international markets. Even if we are successful in penetrating international markets, we will confront additional technological challenges in keeping our international product offerings current and conforming them to commercial standards in various countries. In addition, there are risks in doing business in international markets, including:

     - changes in laws and regulations;

     - export controls on encryption technology and other export restrictions;

     - tariffs and other trade barriers;

     - difficulties in staffing and managing foreign operations;

     - political and economic instability; and

     - fluctuations in currency exchange rates.

Our success in expanding our international operations will be dependent, in part, on our ability to anticipate and manage effectively these and other risks. Our failure or inability to anticipate or manage these risks could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

IF WE CANNOT OBTAIN ADDITIONAL FINANCING WHEN NEEDED, WE MAY BE UNABLE TO RESPOND TO COMPETITIVE PRESSURES OR UNANTICIPATED REQUIREMENTS.

     We may need additional financing to support more rapid growth than currently anticipated or to respond to competitive pressures or unanticipated requirements. Additional financing, if needed, may not be available on satisfactory terms or at all. If additional funds are not available on acceptable terms, we may be unable to fund our growth, develop or enhance our products and services, respond to competitive pressures or take advantage of acquisition opportunities. Any additional equity financing may cause investors to experience dilution in their ownership interest, and the newly issued securities may have rights superior to those of the common stock. Any debt financing may result in limitations on our operations, including restrictions on our spending or payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

IF WE ARE UNABLE TO RETAIN OR REPLACE OUR KEY PERSONNEL, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS FOR GROWTH COULD SUFFER.

     We believe that our ability to implement successfully our business strategy and to operate profitably depends on the continued employment of our executive management team. We do not carry key-person insurance on any member of our executive management team. If one or more members of our management team become unable or unwilling to continue in their current positions and if additional key personnel cannot be hired as needed, our business, financial condition, results of operations and prospects for growth could be materially adversely affected.

ANY ACQUISITION WE MAKE COULD DISRUPT OUR BUSINESS AND CONSEQUENTLY HARM OUR FINANCIAL CONDITION.

     In order to remain competitive, we may find it necessary to acquire additional businesses, products or technologies. We currently have no agreements or understandings with respect to any acquisitions. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products or technologies into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business will cause significant diversions of management time and resources. If we consummate one or more significant acquisitions in which the consideration consists of stock or other securities, your equity could be significantly diluted. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds from this offering, to consummate an acquisition, or we could be required to incur debt financing which may result in restrictions on our business. Acquisition financing may not be available on favorable terms, or at all. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would seriously harm our operating results.

BECAUSE OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK, THEY WILL EXERCISE SIGNIFICANT CONTROL OVER US.

     Following this offering, our executive officers and directors will
beneficially own approximately      % of our outstanding common stock, or
approximately      % if the underwriters exercise their over-allotment option in full. Accordingly, if they act together, they will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate actions such as mergers and other business combination transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control over us unless it is supported by our executive officers and directors.

IF OUR STOCKHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET FOLLOWING THIS OFFERING, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE.

     The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering, or the perception that sales of a large number of shares could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock.

     There will be 28,606,425 shares of common stock outstanding immediately after this offering. Of these shares, the shares sold in this offering will be, and the 3,450,000 shares sold in our initial public offering are, freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our affiliates, as defined in Rule 144 under the Securities Act. Most of the remaining shares outstanding will be restricted securities, as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144 or an exemption under the Securities Act, subject to restrictions under agreements signed by our officers, directors and some other stockholders. See "Underwriting." Holders of some of these restricted shares have registration rights enabling them to cause us to register their shares for sale under the Securities Act. See "Description of Capital Stock -- Registration Rights."

BECAUSE WE ARE CURRENTLY UNABLE TO SPECIFY THE SPECIFIC USES TO WHICH THE NET PROCEEDS FROM THIS OFFERING WILL BE APPLIED, YOU WILL BE RELYING ON THE JUDGMENT OF OUR MANAGEMENT REGARDING THE APPLICATION OF THE PROCEEDS.

     We expect to use the net proceeds from this offering for working capital and general corporate purposes, but we are unable to identify the specific uses to which the net proceeds will be applied. Accordingly, our management will have broad discretion with respect to the expenditure of the proceeds. Actual expenditures will depend on market and other conditions existing in the future. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to change the application of the proceeds of this offering without stockholder approval.

                           FORWARD-LOOKING STATEMENTS

     Various statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements include, without limitation, statements about the market opportunity for Internet commerce software solutions, new product development, competition, expected expense levels, seasonality and the adequacy of our available cash resources and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect," "may" and similar expressions are generally intended to identify forward-looking statements, but are not the exclusive expressions of forward-looking statements. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to:

     - uncertainties relative to global economic conditions;

     - our reliance on a single family of products for substantially all of our sales;

     - our need to attract significant new clients on an ongoing basis;

     - lack of market acceptance of our products;

     - the introduction by our competitors of new or competing technologies;

     - delays in delivery of new products or features;

     - our inability to continue to update business application products, including upgrades to meet international requirements;

     - our inability to enter into and maintain relationships with system integration companies;

     - the strength of our distribution channels;

     - our inability either internally or through third-party service providers to support client implementation of our products;

     - our inability to recover our costs in sales of our products and services;

     - product defects;

     - changes in our business strategies; and

     - the other factors discussed under "Risk Factors."

                                USE OF PROCEEDS

     We will receive net proceeds from the sale of shares in this offering of approximately $87.4 million, based on an assumed offering price of $74.50 per share and after deducting underwriting discounts and commissions and estimated expenses of $0.6 million payable by us. We will receive additional net proceeds of up to $39.6 million if the underwriters exercise the option granted to them in connection with this offering to purchase additional shares from us to cover over-allotments. We will not receive any proceeds from the sale of common stock by the selling stockholders. We expect to use the net proceeds for working capital and general corporate purposes, including research and development, sales and marketing, international expansion and capital expenditures. The actual amounts expended for these purposes may vary from our current expectations and will be determined by our management. Our future capital expenditures and the allocation of the net proceeds of this offering will depend on many factors, including:

     - the rate of market acceptance of our products;

     - our ability to expand and maintain our client base;

     - the level of resources required to expand our marketing and sales efforts; and

     - the level of research and development activities.

     We may also use a portion of the net proceeds to fund possible acquisitions of businesses and technologies that are complementary to ours and which our board of directors decides to pursue based on circumstances existing at that time and the board's determination to use net proceeds for an acquisition rather than for one or more of the specific purposes referred to above. We will consider acquisitions of businesses or technologies that can provide us with technologically compatible products, including, for example, tools and business adapters, that would extend or improve our enterprise commerce software solution. We currently have no agreements or understandings with respect to any acquisitions. Pending use of the net proceeds, we intend to invest the net proceeds in short term, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on The Nasdaq Stock Market's National Market under the symbol INTW since our initial public offering on August 11, 1999. The following table presents, for the periods indicated, the high and low sales prices per share of our common stock as reported on The Nasdaq National Market.

                                                           HIGH        LOW
                                                          -------    --------
1999:
Third Quarter (beginning August 11, 1999)...............  $43.125    $16.4375
Fourth Quarter..........................................  $93.50     $35.00

                                                           HIGH        LOW
                                                          -------    --------
2000:
First Quarter (through February 4, 2000)................  $87.875    $65.00

     On February 4, 2000, the last reported sale price of our common stock on The Nasdaq National Market was $74.50. As of January 31, 2000, there were 362 holders of record of our common stock.

                                DIVIDEND POLICY

     Historically, we have not paid cash dividends on our common stock. We currently intend to retain all future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends. Future decisions regarding cash dividends on the common stock will be made by our board of directors and will depend on our results of operations, financial position, capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends and other factors the board of directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999:

     - on an actual basis; and

     - on an as adjusted basis to reflect the sale by us of 1,250,000 shares of common stock in this offering, at an assumed public offering price of $74.50 per share and after deducting underwriting discounts and commissions and estimated expenses payable by us.

                                                              AS OF SEPTEMBER 30, 1999
                                                              -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    ------------
                                                                (IN THOUSANDS, EXCEPT
                                                              SHARE AND PER SHARE DATA)
Stockholders' equity:
  Common stock ($0.01 par value, 100,000,000 shares
     authorized actual and as adjusted; 27,045,001 shares
     issued and outstanding actual; 28,295,001 shares issued
     and outstanding as adjusted)...........................       270            283
  Preferred stock ($0.01 par value; 15,000,000 shares
     authorized actual and as adjusted).....................        --             --
Additional paid-in capital..................................   121,208        208,628
Equity adjustment...........................................       (24)           (24)
Accumulated deficit.........................................   (78,395)       (78,395)
                                                              --------       --------
     Total stockholders' equity.............................    43,059        130,492
                                                              --------       --------
     Total capitalization...................................  $ 43,059       $130,492
                                                              ========       ========

                                    DILUTION

     As of September 30, 1999, we had a net tangible book value of approximately $1.59 per share. Net tangible book value per share represents our net tangible assets, or total assets less liabilities and intangible assets, divided by the total number of shares outstanding before this offering. Without taking into account any changes in net tangible book value after September 30, 1999, other than to give effect to this offering at an assumed public offering price of $74.50 per share and after deducting underwriting discounts and commissions and estimated expenses payable by us, the net tangible book value of the common stock as of September 30, 1999 would have been approximately $4.61 per share. The following table shows the effect of this offering as if it had occurred at September 30, 1999 and illustrates the immediate increase in net tangible book value of $3.02 per share to existing stockholders and an immediate dilution of $69.89 per share to new investors:

     Assumed public offering price per share................           $74.50
     Net tangible book value per share as of September 30,
      1999..................................................   1.59
     Increase in net tangible book value per share
      attributable to this offering.........................   3.02
                                                              -----
     Net tangible book value per share as of September 30,
      1999 after giving
       effect to this offering..............................             4.61
                                                                       ------
     Immediate dilution per share to new investors in this
      offering..............................................           $69.89
                                                                       ------

     The calculation of net tangible book value per share assumes that no options, rights or warrants outstanding as of the date of this prospectus will be exercised. The following is a summary of these additional shares of common stock:

     - 8,571,026 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 5,846,120 shares of common stock were outstanding as of December 31, 1999 at a weighted average exercise price of $19.34 per share;

     - 1,000,000 shares of common stock reserved for issuance under our employee stock purchase plan; and

     - 459,070 shares of common stock reserved for issuance at December 31, 1999 under outstanding warrants at a weighted average exercise price of $6.89 per share.

If our outstanding options and warrants were exercised, new investors in this offering would suffer additional dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data below as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 have been derived from our consolidated financial statements included in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data below as of December 31, 1995 and 1996 and for the period from inception (March 28, 1995) through December 31, 1995 have been derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data below as of and for the nine months ended September 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements, which, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations. Historical results are not necessarily indicative of results to be expected for any future period. You should read the data below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included in this prospectus.

                                    INCEPTION                                           NINE MONTHS
                                 (MARCH 28, 1995)      YEAR ENDED DECEMBER 31,      ENDED SEPTEMBER 30,
                                 TO DECEMBER 31,    -----------------------------   -------------------
                                       1995          1996       1997       1998       1998       1999
                                 ----------------   -------   --------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues, net:
  Product licenses.............       $   25        $   779   $  4,883   $  9,754   $  5,392   $ 15,691
  Services.....................          331          1,241      3,073      4,834      3,177     10,135
  Other........................            3            408        100          2          1         --
                                      ------        -------   --------   --------   --------   --------
     Total revenues, net.......          359          2,428      8,056     14,590      8,570     25,826
                                      ------        -------   --------   --------   --------   --------
Cost of revenues:
  Product licenses.............            1             82        278        671        311      1,088
  Services.....................          130          1,735      6,744      6,052      3,980     12,931
  Other........................           --            322        107         --         --         --
                                      ------        -------   --------   --------   --------   --------
     Total cost of revenues....          131          2,139      7,129      6,723      4,291     14,019
                                      ------        -------   --------   --------   --------   --------
Gross profit...................          228            289        927      7,867      4,279     11,807
Operating expenses:
  Research and development.....          234          2,362      6,863      9,558      6,626     12,304
  Sales and marketing..........           --          2,435      8,487     11,969      7,845     16,265
  General and administrative...          258          2,730      6,405      6,356      5,102      4,953
  Noncash employee
     compensation..............           --             71        752      1,615      1,240      2,986
                                      ------        -------   --------   --------   --------   --------
     Total operating
       expenses................          492          7,598     22,507     29,498     20,813     36,508
                                      ------        -------   --------   --------   --------   --------
Loss from operations...........         (264)        (7,309)   (21,580)   (21,631)   (16,534)   (24,701)
Total other income (expense)...           --            112        (95)      (431)       (63)      (454)
  Income taxes.................           --             --         --         --         --        (45)
                                      ------        -------   --------   --------   --------   --------
Loss from continuing
  operations...................         (264)        (7,197)   (21,675)   (22,062)   (16,597)   (25,200)
Discontinued operations:
  Expenses from discontinued
     operations................           --             --     (1,310)        --         --         --
  Provision for operating
     losses to date of
     disposition...............           --             --       (627)        --         --         --
                                      ======        =======   ========   ========   ========   ========
Net loss.......................       $ (264)       $(7,197)  $(23,612)  $(22,062)  $(16,597)  $(25,200)
                                      ======        =======   ========   ========   ========   ========
Basic loss per share and
  diluted loss per share.......       $(0.02)       $ (0.53)  $  (1.75)  $  (1.60)  $  (1.21)  $  (1.54)
                                      ======        =======   ========   ========   ========   ========
Basic loss per share and
  diluted loss per share from
  continuing operations........       $(0.02)       $ (0.53)  $  (1.61)  $  (1.60)  $  (1.21)  $  (1.54)
                                      ======        =======   ========   ========   ========   ========

                                                  AS OF DECEMBER 31,                   AS OF
                                       ----------------------------------------    SEPTEMBER 30,
                                       1995      1996        1997        1998          1999
                                       -----    -------    --------    --------    -------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............  $  50    $ 6,111    $  6,081    $    858       $43,461
Working capital (deficit)............   (286)     4,653       3,802        (635)       36,338
Total assets.........................    175      8,865      17,431      14,119        57,570
Mandatorily redeemable preferred
  stock..............................     --     13,431      37,319      47,334            --
Total stockholders' equity
  (deficit)..........................   (189)    (7,119)    (28,795)    (46,216)       43,059

     Please note that on March 30, 1998, we completed a spin-off distribution of a subsidiary, UGO Networks, reducing our majority ownership of UGO Networks to a minority interest of approximately 18%. Since March 30, 1998, our minority interest in UGO Networks has decreased to approximately 5.5% due to private equity financings by UGO Networks. UGO Networks is an online entertainment information and game company that commenced operations in 1997. The spin-off was made in order to permit UGO Networks to build a separate management team that would concentrate on creating an online entertainment information and game company and to position UGO Networks to seek private equity financing. UGO Networks has been presented as a discontinued operation in our consolidated statement of operations for the year ended December 31, 1997. See Note 13 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We derive revenues primarily from licensing our Internet commerce software products and providing related services and support to our clients. We commercially introduced our first product in December 1995.

     We generally price licenses of our platform and applications on a per server or site basis. Standard per server license fees for the Windows NT solutions are $150,000 and for Unix solutions are $250,000. The recommended production configuration that supports redundancy, fault-tolerance and distributed load balancing across multiple processors is generally available for a license fee of approximately $300,000 to $500,000. Licenses for product configurations that support additional servers and users are available. Additional applications, tools, business adapters, professional services and maintenance services are provided at an additional cost to the client. Site licenses are also available. Site licenses typically require the client to pay additional fees based on the client achieving specified electronic commerce revenues. Payment terms are generally net 30 days.

     Revenue from product licenses is recognized upon shipment to the client under an executed software license agreement when no significant obligations or contractual commitments remain and collection is probable. If acceptance by the client is required, revenue is recognized upon client acceptance. License revenue from resellers of our products is recognized upon shipment by the reseller when collection is probable.

     Revenue from services is recognized as the services are rendered. Revenue from services requiring significant modification or customization of our software products is recognized on a percentage-of-completion basis. Revenue from maintenance and client support services is recognized ratably over the term of the agreement for such services. Our license agreements typically require the client to purchase one year of maintenance and client support services.

     Beginning in the fourth quarter of 1998, we increased our use of systems integration companies for implementation of our products. As a result, the cost of our service revenues has increased substantially from $1.5 million in the third quarter of 1998 to $5.1 million in the third quarter of 1999. We anticipate that our increased use of systems integration companies will continue for the foreseeable future and, accordingly, that our cost of services revenues will in all probability exceed historical amounts. In addition, our service revenues may decrease as a percentage of our aggregate revenues in future periods as a result of our increased use and training of systems integration companies.

     We have incurred significant research and development expenses to develop our products. We charge all research and development costs incurred to establish the technological feasibility of a product or product enhancement to research and development expense as incurred. In addition, we have made substantial investments in our infrastructure to support revenue growth. We intend to increase our staffing in all functional areas as required to accommodate any revenue growth.

     The consolidated financial statements included in this prospectus were prepared assuming that we will continue as a going concern. See Notes 2 and 15 of Notes to Consolidated Financial Statements.

RECENT RESULTS

     Set forth below is unaudited capsule information for 1999 compared to 1998.

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Revenues, net:
  Product licenses..........................................   $  9,754       $ 23,855
  Services..................................................      4,834         16,692
  Other.....................................................          2             --
                                                               --------       --------
     Total revenues, net....................................     14,590         40,547
                                                               --------       --------
Cost of revenues:
  Product licenses..........................................        671          1,884
  Services..................................................      6,052         18,215
  Other.....................................................         --             --
                                                               --------       --------
     Total cost of revenues.................................      6,723         20,099
                                                               --------       --------
Gross profit................................................      7,867         20,448
Operating expenses:
  Research and development..................................      9,558         17,334
  Sales and marketing.......................................     11,969         23,086
  General and administrative................................      6,356          6,806
  Noncash employee compensation.............................      1,615          3,633
                                                               --------       --------
     Total operating expenses...............................     29,498         50,859
                                                               --------       --------
Loss from operations........................................   $(22,062)      $(30,359)
Basic loss per share and diluted loss per share from
  operations................................................   $  (1.60)      $  (1.59)

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data for the periods indicated expressed as a percentage of total revenues:

                                                                                  NINE MONTHS
                                                YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                               --------------------------     --------------------
                                                1996      1997      1998        1998        1999
                                               ------    ------    ------     --------     -------
Revenues, net:
  Product licenses...........................    32.1%     60.7%     66.9%       62.9%       60.8%
  Services...................................    51.1      38.1      33.1        37.1        39.2
  Other......................................    16.8       1.2        --          --          --
                                               ------    ------    ------      ------       -----
     Total revenues, net.....................   100.0%    100.0%    100.0%      100.0%      100.0%
                                               ------    ------    ------      ------       -----
Cost of revenues:
  Product licenses...........................     3.4       3.5       4.6         3.6         4.2
  Services...................................    71.4      83.7      41.5        46.4        50.1
  Other......................................    13.3       1.3        --          --          --
                                               ------    ------    ------      ------       -----
     Total cost of revenues..................    88.1      88.5      46.1        50.0        54.3
                                               ------    ------    ------      ------       -----
Gross profit.................................    11.9      11.5      53.9        50.0        45.7
                                               ------    ------    ------      ------       -----

                                                                                  NINE MONTHS
                                                YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                               --------------------------     --------------------
                                                1996      1997      1998        1998        1999
                                               ------    ------    ------     --------     -------
Operating expenses:
  Research and development...................    97.3      85.2      65.5        77.3        47.6
  Sales and marketing........................   100.3     105.4      82.0        91.5        63.0
  General and administrative.................   112.4      79.5      43.6        59.5        19.2
  Noncash employee compensation..............     2.9       9.3      11.1        14.5        11.6
                                               ------    ------    ------      ------       -----
     Total operating expenses................   312.9     279.4     202.2       242.8       141.4
                                               ------    ------    ------      ------       -----
Loss from operations.........................  (301.0)   (267.9)   (148.3)     (192.8)      (95.7)
Net loss.....................................  (296.4)%  (293.1)%  (151.2)%    (193.7)%     (97.6)%
                                               ======    ======    ======      ======       =====

Years Ended December 31, 1996, 1997 and 1998

     Total Revenues, Net. Total revenues, net include fees from product licenses and services. Our total revenues, net increased from $2.4 million in 1996 to $8.1 million in 1997 and to $14.6 million in 1998. These increases resulted primarily from increased licenses of our software products at a higher average fee per client and, to a lesser extent, from the provision of services to a larger client base.

     Cost of Revenues. Cost of product licenses revenues consists of royalties payable to third parties for software that is embedded in or bundled with our products, the costs of product media, documentation and manufacturing costs. Cost of services revenues consists primarily of costs related to employees and consultants providing services and support. Total cost of revenues decreased from $7.1 million in 1997 to $6.7 million in 1998. Total cost of revenues increased from $2.1 million in 1996 to $7.1 million in 1997. In 1997, particularly during the earlier part of the year, we hired outside consultants to supplement our professional services organization and to provide services and support to our expanding client base, and also hired additional employees. During the course of 1998, we continued to hire additional personnel, which reduced our reliance on outside consultants, and instituted implementation methodologies that resulted in shorter implementation cycles. The implementation methodologies involve providing our customers with a checklist that sets forth the steps, timing and procedures to enable them to implement more effectively our Commerce Exchange family of products. These measures, combined with the introduction of enhanced versions of Commerce Exchange, reduced our cost of revenues as a percentage of total revenues. As a result, cost of revenues as a percentage of total revenues decreased from 88.5% for 1997 to 46.1% for 1998. However, as we increase our use of systems integration companies for implementation of our products, we expect that the cost of services revenues, particularly related to training system integration companies, will increase substantially in future periods.

     Research and Development. Research and development expenses consist of costs related to research and development personnel, including salaries and related expenses and consulting fees, and costs related to facilities and equipment used in research and development. Research and development expenses increased from $6.9 million in 1997 to $9.6 million in 1998. Research and development expenses increased from $2.4 million in 1996 to $6.9 million in 1997. These increases were principally due to the addition of personnel to support the design and development of our products. We expect to continue to incur significant research and development expenses in future periods.

     Sales and Marketing. Sales and marketing expenses consist of salaries and related expenses for sales and marketing personnel, sales commissions and other incentive compensation, travel and entertainment expenses and the costs of marketing programs, including trade shows, promotional materials and advertising. Sales and marketing expenses increased from $8.5 million in 1997 to $12.0 million in 1998. Sales and marketing expenses increased from $2.4 million in 1996 to $8.5 million in 1997. These increases were due primarily to the expansion of our sales and marketing organization and expanded marketing activities, including advertising designed to increase awareness of our brand. We expect to continue to incur significant sales and marketing expenses in future periods.

     General and Administrative. General and administrative expenses consist of salaries and related expenses for administrative, finance and human resources personnel and related facilities and equipment costs. General and administrative expenses increased from $2.7 million in 1996 to $6.4 million in 1997 and 1998. This increase reflected the additional administrative infrastructure necessary to manage and support our growth. In addition, general and administrative expenses for 1998 included approximately $0.5 million relating to an aborted initial public offering.

     Noncash Employee Compensation. Noncash employee compensation consists of noncash charges for stock options granted to employees at exercise prices deemed below the fair market value of our common stock at the time of grant. The amount of the charge is equal to the difference between the exercise price of the stock option and the deemed fair market value of our common stock multiplied by the number of options granted. The charge is amortized over the vesting period of the options (typically, five years). We recorded noncash employee compensation of $1.6 million in 1998, $0.8 million in 1997 and $0.1 million in 1996.

     Total Other Income (Expense). Other income (expense) consists primarily of interest income earned on cash and cash equivalents, net of cash and noncash interest expense for leased equipment. Our total other income (expense) was $0.1 million in 1996, $(0.1) million in 1997 and $(0.4) million in 1998.

     Income Taxes. We have incurred losses since inception which have generated net operating loss carryforwards of approximately $39.2 million at December 31, 1998 and $43.7 million at September 30, 1999 for federal and state income tax purposes. These carryforwards are available to offset future taxable income and expire in 2011 through 2019 for federal income tax purposes. We also had research and development tax credit carryforwards in the amount of $1.4 million at December 31, 1998 and $0.8 million at September 30, 1999 which expire in 2002 through 2019. These losses and credits may be subject to significant limitations on utilization in future years because of ownership changes that have occurred. We have historically filed our corporate income tax returns utilizing a fiscal year end of September 30, which we changed to December 31, effective December 31, 1998. See Note 12 of Notes to Consolidated Financial Statements.

     The net operating loss carryforwards and temporary differences between carrying amounts of assets and liabilities for financial reporting and income tax purposes result in a net deferred tax benefit of $21.8 million at December 31, 1998 and $29.3 million at September 30, 1999. Our operating plans anticipate taxable income in future periods; however, such plans make significant assumptions which cannot be assured, including market acceptance of our products by clients. Therefore, in consideration of our accumulated losses and the uncertainty of our ability to utilize this deferred tax benefit in the future, we have recorded a valuation allowance in the amount of $21.8 million at December 31, 1998 and $29.3 million at September 30, 1999 to offset the deferred tax benefit amount.

Nine Months Ended September 30, 1998 and 1999

     Total Revenues, Net. Our total revenues increased from $8.6 million for the nine months ended September 30, 1998 to $25.8 million for the nine months ended September 30, 1999. This increase was due to an increased number of new software product licenses at a higher average fee per client, as well as from the provision of services to a larger client base.

     Cost of Revenues. Total cost of revenues increased from $4.3 million for the nine months ended September 30, 1998 to $14.0 million for the nine months ended September 30, 1999, principally reflecting an $8.9 million increase in cost of services revenues. This increase was primarily due to the addition of professional services personnel and the increased use and training of systems integration companies, which began in the fourth quarter of 1998. We expect that our use of systems integration companies will continue and that these expenses will also increase significantly in future periods.

     Research and Development. Research and development expenses increased from $6.6 million for the nine months ended September 30, 1998 to $12.3 million for the nine months ended September 30, 1999. This increase was due principally to the addition of personnel to support the design and development of our products. We expect to continue to incur significant research and development expenses in future periods.

     Sales and Marketing. Sales and marketing expenses increased from $7.8 million for the nine months ended September 30, 1998 to $16.3 million for the nine months ended September 30, 1999. This increase reflects the expansion of our sales and marketing organization and expanded marketing activities, including advertising designed to increase awareness of our brand. In addition, we had an increase in sales commissions and other incentive compensation payable to the expanded sales force on higher revenues. We expect to continue to incur significant sales and marketing expenses in future periods.

     General and Administrative. General and administrative expenses decreased slightly from $5.1 million for the nine months ended September 30, 1998 to $5.0 million for the nine months ended September 30, 1999. However, without giving effect to $0.5 million of costs in the first nine months of 1998 for a withdrawn initial public offering, general and administrative expense increased due to an increase in overhead costs to accommodate our expanding organization. We intend to increase our staffing generally to accommodate future growth.

     Noncash Employee Compensation. Noncash employee compensation increased from $1.2 million for the nine months ended September 30, 1998 to $3.0 million for the nine months ended September 30, 1999. This increase was due to a below market option grant in February 1999, as well as $0.4 million of noncash compensation expense related to stock options granted to two consultants at a discount to fair market value in the first quarter of 1999. Of this amount, approximately $0.2 million was reflected in cost of sales and approximately $0.2 million was reflected in general and administrative expense. We will recognize approximately $0.3 million of additional noncash compensation expense in future periods related to options granted to the consultant. See Note 15 of Notes to Consolidated Financial Statements. In addition, during the third quarter of 1999, we recognized $0.2 million of noncash compensation expense related to stock options granted to a consultant which was reflected in cost of sales.

     Total Other Income (Expense). Other income for the nine months ended September 30, 1999 increased by approximately $0.2 million from the nine months ended September 30, 1998. This increase was attributable to interest income earned on higher cash and short-term investment balances from the proceeds of our initial public offering in August 1999.

     Other expense was $0.3 million and $0.9 million in the nine months ended September 30, 1998 and 1999, respectively. This change was primarily the result of increased interest expense associated with warrants issued in conjunction with our secured loan agreement with Comdisco, Inc. See Note 10 of Notes to Consolidated Financial Statements.

Quarterly Results of Operations

     The following table sets forth unaudited quarterly statement of operations data for each of the seven quarters in the period ended September 30, 1999. The quarterly data have been prepared on the same basis as the audited financial statements appearing in this prospectus and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The results of operations for any quarter are not necessarily indicative of results for any future period.

                                                                   QUARTER ENDED
                                -----------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31    MARCH 31,    JUNE 30,    SEPT. 30,
                                  1998         1998        1998        1998        1999         1999        1999
                                ---------    --------    ---------    -------    ---------    --------    ---------
                                                                  (IN THOUSANDS)
Revenues, net:
  Product licenses............   $ 1,546     $   844      $ 3,002     $ 4,362     $ 4,386     $ 5,652      $ 5,653
  Services....................       866         950        1,361       1,657       2,615       2,614        4,906
  Other.......................        --          --            1           1          --          --           --
                                 -------     -------      -------     -------     -------     -------      -------
    Total revenues, net.......     2,412       1,794        4,364       6,020       7,001       8,266       10,559
                                 -------     -------      -------     -------     -------     -------      -------

                                                                   QUARTER ENDED
                                -----------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31    MARCH 31,    JUNE 30,    SEPT. 30,
                                  1998         1998        1998        1998        1999         1999        1999
                                ---------    --------    ---------    -------    ---------    --------    ---------
                                                                  (IN THOUSANDS)
Cost of revenues:
  Product licenses............        72         117          122         360         208         343          537
  Services....................     1,132       1,318        1,530       2,072       2,756       5,071        5,104
  Other.......................        --          --           --          --          --          --           --
                                 -------     -------      -------     -------     -------     -------      -------
    Total cost of revenues....     1,204       1,435        1,652       2,432       2,964       5,414        5,641
                                 -------     -------      -------     -------     -------     -------      -------
Gross profit..................     1,208         359        2,712       3,588       4,037       2,852        4,918
Operating expenses:
  Research and development....     1,964       2,093        2,569       2,932       3,637       4,277        4,390
  Sales and marketing.........     2,064       2,582        3,199       4,124       4,968       5,428        5,869
  General and
    administrative............     1,425       2,062        1,615       1,254       1,213       1,860        1,880
  Noncash employee
    compensation..............       377         488          375         375       1,121         618        1,247
                                 -------     -------      -------     -------     -------     -------      -------
    Total operating
      expenses................     5,830       7,225        7,758       8,685      10,939      12,183       13,386
                                 -------     -------      -------     -------     -------     -------      -------
Loss from operations..........    (4,622)     (6,866)      (5,046)     (5,097)     (6,902)     (9,331)      (8,468)
Other income (expense):
  Interest income.............        63         139           48          15          92          38          315
  Interest expense............       (85)       (130)         (98)       (383)       (296)       (293)        (310)
                                 -------     -------      -------     -------     -------     -------      -------
    Total other income
      (expense)...............       (22)          9          (50)       (368)       (204)       (255)           5
  Income taxes................        --          --           --          --         (44)         --           (1)
                                 -------     -------      -------     -------     -------     -------      -------
Loss from continuing
  operations..................   $(4,644)    $(6,857)     $(5,096)    $(5,465)    $(7,150)    $(9,586)     $(8,464)
                                 =======     =======      =======     =======     =======     =======      =======

     Our quarterly operating results will generally depend on the volume and timing of sales of our products, which are difficult to predict. We plan to increase our operating expenses to achieve revenue growth. If our revenues do not increase as anticipated and our spending levels are not reduced accordingly, a significant decline in quarterly operating results could occur. We expect to experience fluctuations in quarterly operating results due to many factors, including:

     - the size and timing of significant client agreements, which typically occur near the end of our fiscal quarter, but, if delayed, may not occur until the next quarter;

     - the length of the sales cycle for our products;

     - fluctuations in demand for our products;

     - the introduction of new products by us or by our competitors;

     - changes in prices by us or by our competition; and

     - the timing and amount of expenditures by us.

     In addition, we believe, based on general software industry trends, that sales of our products will typically be highest in the fourth quarter of the year and lowest in the first quarter. As a result, period-to-period comparisons of our results of operations may not be meaningful, and should not be relied on as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through our initial public offering in August 1999, we financed our operations primarily through approximately $64.6 million in private sales of mandatorily redeemable preferred stock, all of which automatically converted to common stock upon consummation of our initial public offering on

August 16, 1999. At September 30, 1999, we had cash and cash equivalents of $43.5 million and working capital of $36.3 million.

     We have had significant negative cash flows from operating activities to date. Net cash used in operating activities for fiscal years 1997 and 1998 and for the nine months ended 1999 was $22.3 million, $16.6 million and $12.2 million, respectively. Net cash used in operating activities in each of these periods was primarily the result of expenditures for product development, sales and marketing and infrastructure. Our net accounts receivable decreased $0.8 million, from $6.2 million at December 31, 1998 to $5.4 million at September 30, 1999. This decrease was primarily attributable to an increase in customer collections, partially offset by increased sales. The increase in cash and cash equivalents and working capital at September 30, 1999 was largely the result of the receipt of proceeds from our initial public offering in August 1999 in the amount of $47.1 million.

     Net cash used in investing activities consists primarily of capital expenditures for computer equipment, purchased software, office equipment, furniture, fixtures and leasehold improvements. Capital expenditures for property and equipment for the nine months ended September 30, 1999 aggregated $3.8 million, primarily for computer equipment and leasehold improvements. As of September 30, 1999, we also had commitments under noncancelable operating leases of $58.1 million and under noncancelable capital leases of $0.1 million. UGO Network is obligated to pay to us $23.9 million of our $58.1 million operating lease obligation pursuant to a sublease agreement. See "Certain
Transactions -- Agreements with Comdisco and UGO Networks."

     We believe that our available cash resources will be sufficient to meet our working capital requirements for at least the next twelve months. However, we may need additional financing to support more rapid growth or to respond to competitive pressures or unanticipated requirements. Additional financing, if needed, may not be available on satisfactory terms or at all.

DISCONTINUED OPERATIONS

     On March 30, 1998, we completed a spin-off distribution of our subsidiary, UGO Networks, reducing our majority ownership of UGO Networks to a minority interest of approximately 18%. Since March 30, 1998, our minority interest in UGO Networks has decreased to approximately 5.5% due to private equity financings by UGO Networks. UGO Networks is an entertainment information and game company that commenced operations in 1997. We have presented UGO Networks as a discontinued operation in our consolidated statement of operations for the year ended December 31, 1997. We have not guaranteed and are not contingently liable for any obligations of UGO Networks. During 1997, UGO Networks had no revenues and incurred net losses of $1.3 million. A provision of $0.6 million for estimated operating losses of UGO Networks through the disposal date was recorded at December 31, 1997. The basic loss per share and diluted loss per share for the year ended December 31, 1997 attributable to discontinuance of the operations of UGO Networks was approximately $0.14 per share. See Note 13 of Notes to Consolidated Financial Statements.

YEAR 2000 COMPLIANCE

     Our business operations were not adversely affected by any year 2000 issues. Prior to the end of 1999, we took action intended to ensure that our products and critical internal business systems were year 2000 compliant.

     Our total cost of effecting year 2000 compliance is not expected to exceed $0.4 million, of which $0.3 million had been incurred through September 30, 1999. These costs were expensed in the period incurred and were paid out of working capital. However, we may incur significant costs if unanticipated year 2000 compliance problems arise. These unanticipated costs, or our failure to correct any unanticipated year 2000 problems in a timely manner, could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions. SOP 98-9 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative vendor specific objective evidence of the elements. We adopted SOP 98-9 for software transactions entered into in 1998. The revenue allocated to licensing of software is generally recognized when a fixed and determinable fee has been contractually established, the product has been shipped to the client and when collectibility is probable. The revenue allocated to the postcontract client support portion of a contract is consistent with fees charged when client support is sold separately on a renewal basis, and is recognized ratably over the term of the support. Revenue from professional services, such as custom development, installation and integration support, is recognized as the services are rendered. The adoption of SOP 98-9 did not have a material impact on our results of operations.

                                    BUSINESS

OVERVIEW

     We provide Internet commerce software solutions that enable businesses to sell goods and services over the Internet to other businesses and consumers. Our products, which we call enterprise commerce software, enable companies to build their online businesses and integrate them with their existing business practices and enterprise systems. Commerce Exchange is our family of enterprise commerce software, consisting of our Commerce Exchange platform, applications, tools and business adapters. Commerce Exchange enables manufacturing, distribution and retail companies to manage their business-to-business, or B2B, and business-to-consumer, or B2C, selling and support processes, including sales, order management, fulfillment and customer service. Our solution is designed to enable businesses to:

     - increase revenues by extending their sales efforts to include an Internet-based distribution channel;

     - reduce operating expenses by streamlining and automating their selling and support processes;

     - enhance customer loyalty by offering a personalized, online buying experience; and

     - create online processes based on existing and evolving business practices and integrate information from existing systems with their online systems.

     Our solution can be expanded to meet the demand of large organizations with complex selling processes, and can manage a large number of simultaneous users, high transaction volumes and complex databases. It can also be fully integrated into every phase of selling and support processes, from order entry to customer service. Commerce Exchange enables an organization to integrate its online business with its existing business systems, including manufacturing, financial, distribution and customer systems, and business practices. The functionality and ease of implementing, maintaining and upgrading our products address what we believe is a growing desire by businesses to maximize return on investment by more efficiently using their existing information systems.

INDUSTRY BACKGROUND

     Commerce conducted over the Internet has grown dramatically in recent years. According to a report by International Data Corporation, worldwide Internet commerce spending is expected to increase from $50 billion in 1998 to $1.3 trillion in 2003. Businesses are embracing Internet commerce because it enables them to both increase revenues and reduce operating expenses by:

     - establishing a new distribution channel for products and services;

     - enhancing customer relationships by offering increased convenience and personalization; and

     - automating sales, support and customer service processes.

     Because of its convenience and widespread accessibility, the Internet provides businesses greater access to both new and existing customers. Both businesses and customers now demand the option of purchasing goods and services online in addition to traditional means including stores and catalogs. Customer demand for online services has compelled companies to respond both to traditional competitors that have extended their sales efforts to the Internet and to new competitors that only offer products and services online.

     However, despite the large market potential for online commerce, nine out of ten online shoppers experienced problems during the 1999 holiday season, according to an Andersen Consulting study. Such mishandling of customer issues can lead to costly customer defections to competitors. Still, 73% of online shoppers ranked Internet shopping higher than brick and mortar stores and catalogs in terms of overall satisfaction.

     While a number of software products have been introduced to focus on the purchase and procurement of goods and services within a business, we believe that many of these solutions fail to address the specific

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needs of suppliers. Buyer-focused approaches improve the efficiency of supplier management, but typically lack the functionality to enable a supplier to automatically update prices and check the availability of products or the status of an order. Consequently, suppliers typically still rely upon costly processes to interact with their business customers.

     In order to extend their operations to the Internet, businesses must implement reliable information technology solutions to run mission-critical online business applications without which the enterprise would not be able to operate an online business. These solutions must meet rigorous performance requirements and typically operate 24 hours per day, seven days per week. They must be easy to use, while accessing a wide and complex array of databases and computing platforms. During the initial years of Internet commerce, businesses typically addressed these requirements by either building a custom solution or purchasing a low-end system with only basic Internet commerce functionality.

     We believe that few businesses have developed custom Internet commerce solutions on a timely and cost-effective basis. Internet technology and business requirements are evolving so rapidly that it is difficult for internal information technology staffs to keep pace. Custom solutions are very expensive to develop, install and maintain. Low-end systems, while less expensive, often cannot support high transaction volumes, address complex and changing business requirements or operate in conjunction with other systems. For these reasons, we believe that many of these solutions have failed to deliver the full benefits of Internet commerce. This shortcoming has led to market demand for enterprise commerce solutions that provide:

     - Complete functionality for automating sales, order management, fulfillment and customer service;

     - Scalability to manage increasing numbers of users, high transaction volumes and complex databases;

     - Flexibility to meet the varying and evolving needs of businesses and to permit rapid and cost-effective implementation, maintenance and upgrades; and

     - Interoperability to work in conjunction with new Internet technologies and with an organization's existing business systems.

OUR SOLUTION

     Our Commerce Exchange family of products may be configured in a variety of ways to meet both B2B and B2C specific requirements and to include:

     - Process Application Server, which provides an open, flexible foundation to operate a sophisticated Internet business;

     - WebBroker, which enables an enterprise commerce system to support increasing demand;

     - Enterprise Broker, which enables real-time integration with existing computer systems; and

     - Commerce Exchange applications, including Product Merchandising, Order Management and Account Management.

The Commerce Exchange family of products also includes tools and business adapters. Our tools include:

     - development tools to add functions to the system;

     - administration tools to manage the system; and

     - reporting tools to measure the results of the system.

Our business adapters enable integration of the Commerce Exchange solution with existing business systems within the organization, including manufacturing, financial, distribution and customer systems, or across the Internet with third parties.

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     We provide a range of services to enable clients to implement and use the
Commerce Exchange family of products. Our professional services include project management, implementation and integration, education and training and client support services. As of January 1, 2000, we had 60 employees dedicated to providing professional services as well as training for our customers and systems integration partners.

STRATEGY

     Our objective is to become the leading provider of B2B and B2C Internet software solutions that enable businesses to sell goods and services over the Internet. Our strategy is to:

     Target Manufacturing, Distribution and Retail Companies. We will continue to focus on providing Internet software solutions to manufacturing, distribution and retail companies with an expanding focus on B2B transactions. We believe that these industries are characterized by the need to provide new methods to improve sales functionality, product merchandising, order management, payment processing, fulfillment, account management and customer service. In order to increase our brand awareness, we intend to expand our marketing initiatives in our target markets.

     Expand Relationships with Implementation Partners. Systems integrators and consulting firms have a strong influence on their clients' software purchasing decisions, and we believe that many of these firms are seeking interactive enterprise commerce solutions that enable them to satisfy their clients' needs more rapidly than they can through custom development. We plan to expand our existing relationships and seek new relationships to increase our capacity both to sell and implement our products. We have developed relationships with large, international systems integrators and consulting firms, such as Andersen Consulting, Arthur Andersen, Cambridge Technology Partners, KPMG Peat Marwick, USWeb/CKS and Whittman-Hart. We believe that expanding on our existing relationships and creating new relationships with selected partners will enable us to sell additional products to our existing customer base and gain new customers more rapidly.

     Continue Technology Leadership. We intend to continue to devote substantial resources to the development of new and innovative products and to continue to incorporate emerging Web technologies. We believe that the increasing demands placed on enterprise commerce solutions will require an application architecture that is adaptable, scalable and interoperable. To meet these demands, we have developed an enterprise commerce software architecture that operates on different computing platforms, integrates with a customer's existing business practices and systems and is adaptable and scalable to meet evolving business needs. We intend to continue to provide innovative products based on this architecture.

     Leverage and Expand Strategic Alliances. To accelerate the adoption of our Internet commerce software solution, we intend to continue to develop cooperative alliances with leading Internet technology vendors and e-commerce marketplaces. We believe these relationships will provide opportunities to gain customers in markets where our products and services may be used. Last year we established a strategic global marketing and technology alliance with Ariba. Additionally, we have established a strategic alliance with Interwoven to enhance the content management of our solution, Active Software to facilitate the integration of our solution with existing systems and Linkshare to improve our online merchandising tools. We believe that these alliances will enable us to incorporate additional capabilities into our solution and facilitate more rapid deployment of our products.

     Expand our Suite of Enterprise Commerce Solutions. We plan to expand our suite of products and services that enables B2B and B2C organizations to market and sell goods and services over the Internet. Many companies are seeking comprehensive enterprise commerce solutions that meet a broad range of needs. We intend to continue to develop additional applications and features based on our existing Web-based architecture. We recently launched version 3.0 of Commerce Exchange, which includes new merchandising techniques and faster and more convenient order management. During the first quarter of 2000, we plan to release version 3.1 of Commerce Exchange, which will include additional functionality in the areas of online advanced pricing and promotions, coupons, gift certificates, address book and customer service, as well as performance enhancements and support for updated versions of databases. We also believe that the licensing and the acquisition of technologies from third parties can increase the speed-to-
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

market of enhancements to our product. We intend to seek appropriate arrangements with third parties to improve our product offering.

COMMERCE EXCHANGE PRODUCTS AND SERVICES

     Our Commerce Exchange solution is based on our Process-Centric computing. The Process-Centric approach enables our clients to create software functionality modeled on their existing business practices, while providing the flexibility to implement new Internet business processes. Process-Centric computing enables a client's online processes to take into account characteristics of the client's selling environment and its customers' preferences. This approach provides each user with a personalized buying experience. By building on process components, Process-Centric computing also enables businesses to make changes quickly to their systems to adapt to changing business conditions and to reduce the long-term maintenance costs associated with supporting highly customized applications.

     Our solution is designed to provide businesses with enterprise commerce application software that is functionally comprehensive, expandable to meet the requirements of global operations and flexible enough to apply online processes to existing and evolving business practices. Our solution operates in conjunction with a wide variety of Internet technologies and existing legacy systems. The functionality and the ease of implementing, maintaining and upgrading our products enable businesses to deploy more effectively their information systems.

  Commerce Exchange Platform

     Process Application Server. Our Process Application Server is a software platform upon which clients can build and deploy sophisticated enterprise commerce solutions. The platform is designed to allow these solutions to integrate with a wide variety of hardware, operating systems, databases, Web servers and other business applications. The Process Application Server comes bundled with our Product Merchandising, Order Management and Account Management applications.

     Developed in the C++ and Java programming languages, the platform provides open application programming interfaces to enable custom application components to be developed to extend a client's enterprise commerce system. The platform supports industry standard Web browsers, including Microsoft Explorer and Netscape Navigator, and operates on multiple operating systems, including Microsoft Windows NT, Sun Solaris-Unix and HP-UX. Data access is handled via native drivers that support industry-standard databases, including Microsoft SQL Server, Oracle and Sybase. Microsoft IIS, Netscape Enterprise and Apache Web servers are supported. The architecture is designed to facilitate migration to other database and server platforms as client demand or market conditions require.

     The Process Application Server incorporates both generally accepted and advanced Internet security standards, such as Secure Socket Layer and X.509. The security components enable secure communication across the Internet among businesses, customers, trading partners and the information systems they use to manage their businesses. These secure trading environments can be established without affecting a client's existing security scheme or firewall. Commerce Exchange supports three main layers of security: object-level, file system and database security.

     WebBroker. Our WebBroker product can be used by clients to manage the computing workload of their enterprise commerce system by intelligently distributing Internet requests across multiple application servers. WebBroker also enables multimedia content to be displayed quickly and efficiently. By optimizing server utilization and minimizing wait times, WebBroker provides a lower total cost of ownership and a higher level of client service. WebBroker also increases fault tolerance and reliability for Internet commerce sites by eliminating reliance on a single server.

     Enterprise Broker. Our Enterprise Broker product enables clients to synchronize their Internet sales channel with their other business channels and enterprise systems including stores, customer service representatives and call centers, inventory, fulfillment and distribution. Enterprise Broker provides a centralized messaging system enabling clients to send and receive data from software applications located

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

anywhere within their enterprise or across an extranet. Systems integrators and developers can use pre-built templates included with Enterprise Broker to create and customize their own business messages, easing the burden of integration.

  Commerce Exchange Applications

     Our applications work in conjunction with our Process Application Server to provide functionality for sales, order management, fulfillment and customer service. Our applications encompass over 300 components that represent business functions and 50 process templates that represent what we believe are best practices in the domain of enterprise commerce. The adaptable nature of our applications enables clients to deploy them in their standard form or to customize or extend them easily to meet their individual requirements.

     Our Commerce Exchange applications include:

     - Product Merchandising: Our Product Merchandising application enables a client to create an interactive catalog that provides an online buying and selling experience. The application enables personalized product views, as well as dynamic product pricing, discounting and promotions. It also supports advanced up-selling, cross-selling, product comparison and product alternative features. Self-service functions include advanced search capabilities, resulting in an experience directed at buyers' specific needs. Selling organizations can personalize their offerings for different buyers, products and locations. Easy-to-use administrative interfaces facilitate the management of the addition, modification and usage of catalog product information.

     - Order Management: Our Order Management application is designed to support the personalized processing of orders within Commerce Exchange, including order entry and order processing functions. Order entry involves the capture of information required to place an order. Order processing involves payment, shipping, inventory and taxation processes once an order has been entered. The Order Management application supports multiple payment and shipping methods.

     - Account Management: Our Account Management application provides user management, account tracking and management and online customer self-service capabilities. The application enables the client to identify and administer the users of the system and to assign those users to specific groups. This enables the system functionality to be personalized to different users and groups. The account tracking and management functionality enables managers to set credit limits and control and monitor the status of accounts. The application also provides online buyers with the ability to manage their customer profile online, as well as review shipment status and order and payment history. The easy-to-use graphical interfaces also enable customers to cancel orders as well as generate returns.

     - Customer Service Application: Our Customer Service application enables Customer Service Representatives (CSRs) to assist customers who call into a call center. Using the web-based application, a CSR can sign on to a web site on behalf of a customer, place orders on his/her behalf, process returns, credit accounts, issue gift certificates and view customer order history. This application enables our clients to synchronize their web site business channel with their traditional channels.

  Tools

     We provide a number of software development, system administration and reporting tools that enable clients with limited programming experience to customize and manage our software and monitor and analyze activity on their enterprise commerce system. In addition, experienced engineers can utilize our tools to develop advanced, customized applications for enterprise commerce as well as other markets based on our software.

     - Business Station: Our Business Station enables business managers to administer the deployment of their business strategies across all aspects of their Enterprise Commerce site. Using Business
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

       Station, managers can create personalized catalogs, administer products, pricing and promotions and manage users, groups and accounts. Business Station gives clients the flexibility to respond to changing customer demands and market conditions.

     - Dev Station: Our Dev Station enables systems integrators and developers to develop and deploy large-scale Enterprise Commerce sites. Dev Station's visual process modeling tool enables clients to model online processes to reflect their own business strategies. Dev Station's development tools allow clients to rapidly build end-to-end Commerce Exchange sites with little or no programming. If they choose, clients can also customize their site using Java, COM or InterWorld's C++ SDK.

     - Design Station: Our Design Station enables Web site designers to create and maintain content-intensive Enterprise Commerce sites using our repository of templates. Web site designers can also create their own templates that reflect their own business strategies. Design Station enables rapid content development, debugging and version control and supports popular third-party content management and versioning tools.

     - Control Station: Our Control Station provides clients with the ability to view, monitor and manage their Enterprise Commerce environment through a single "dashboard." Using Control Station, systems administrators can identify system bottlenecks and rapidly reconfigure system resources. Control Station provides system administrators with a centralized environment in which to manage distributed Commerce Exchange sites and optimize site performance.

     - Business Analyzer: Our Business Analyzer enables graphical analysis and manipulation of large amounts of data, such as products sold, total sales, shipping analysis, site traffic, purchasing results and order fulfillment. Clients can customize and easily build a wide variety of reports to analyze captured data. Additionally, Business Analyzer can be deployed over a corporate intranet, extranet or the Internet with links to relational databases and existing data warehouses.

  Business Adapters

     Our Business Adapters are designed to facilitate the seamless integration of external business functions, allowing them to be managed within the Commerce Exchange process framework. This technology allows existing enterprise resource planning, supply chain management, client asset management and fulfillment business functions to be extended to the Internet. Our Business Adapters are available for products in the following areas:

     - enterprise resource planning;

     - supply chain management;

     - customer asset management;

     - sales tax calculation;

     - shipping and fulfillment;

     - payment processing;

     - digital product clearinghouse;

     - messaging interfaces;

     - electronic data interchange, or EDI, translators; and

     - zip codes.

  Services

     Professional services include consulting and system integration services that are associated with the planning, installation and customization of our products. We also work closely with third-party systems integrators whom we train to provide these services. We have developed an implementation methodology

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

that is designed to facilitate the rapid and cost-effective implementation of our products. Our implementation methodology is based on the following phases:

     - sales cycle analysis;

     - project planning and management;

     - technology analysis and preparation;

     - business design;

     - site design;

     - site development;

     - site testing;

     - conversion; and

     - post-implementation review.

     Technical education and training services for our clients and certified systems integration partners are available both on-site and off-site and cover the implementation, management, utilization and customization of our products. Product training workshops are designed to give clients, marketing partners and systems integrators the knowledge that they need to configure, support and administer their Internet commerce systems. Product training can also be customized to meet a client's specific business needs.

     Our client support is available 24 hours a day, seven days a week. Technical support services include online support via the Internet, toll-free telephone technical support and direct support from a client satisfaction team. We have developed client service programs, including one-on-one workshops and client satisfaction teams consisting of a sales representative, a technical account manager and, in many cases, an executive sponsor. Client satisfaction is tracked on an account-by-account basis and reported to our executive management team. To maximize client satisfaction, we have created a client support and satisfaction division. The division's mission is to provide a high level of client support and service, account management and advisory services.

  The InterWorld Advantage

     The advantages of our solution are:

     - Comprehensive Functionality -- Our solution provides a comprehensive set of applications for the efficient management of online selling, including sales, order management, fulfillment and customer service. Consumers and business buyers are provided with personalized buying experiences. Selling organizations are provided with a workplace capable of the remote administration of online storefronts, user accounts, products, prices and content.

     - State-of-the-Art Technology Foundation -- Our technology is specifically designed to support the deployment of mission-critical online business applications without which the enterprise would not be able to operate an online business. Our solution scales to meet the demands of large organizations that have complex transactions, a large number of simultaneous users, high transaction volumes and complex databases. The Commerce Exchange software architecture is designed to operate on many different computing platforms and to provide a reliable, secure and flexible environment.

     - Process-Centric Computing Approach -- The flexibility of our Process-Centric computing approach allows the Commerce Exchange solution to adapt to dynamically changing business and technology conditions. This approach enables clients to create online processes based on existing and evolving business practices and to integrate information from existing systems with their online system. Process-Centric computing facilitates the deployment of enterprise commerce systems.

     - Interoperability -- Our products are designed to work in conjunction with new Internet technologies and with a client's existing business systems and third-party technologies. Our component architecture supports a variety of different programming models including Java, C++, COM and
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others. We provide standard adapters that enable our products to operate with software systems such as SAP, PeopleSoft and Siebel.

SALES AND MARKETING

     We market our products and services primarily through our direct sales organization and implementation partners. As of February 1, 2000, our sales force consisted of 50 employees located in 11 domestic locations (Atlanta, Georgia; Bellevue, Washington; Boston, Massachusetts; Chicago, Illinois; Dallas, Texas; Los Angeles, California; New York, New York; Phoenix, Arizona; Vienna, Virginia; San Francisco, California; and Tampa, Florida) and six international locations (Dusseldorf, London, Melbourne, Paris, Sydney and Tokyo). We intend to continue to add sales personnel worldwide. We supplement our direct sales efforts with strategic marketing alliances, including relationships with Active Software, Agency.com, Ariba, Cambridge Technology Partners, Cisco Systems, Electronic Data Systems, KPMG, Sun MicroSystems, Net Perceptions, Trans Cosmos USA, USWeb/CKS and Whittman-Hart, all of which have referred clients to us. The contractual arrangements provide for the partner to receive training from us and then market or provide sales leads for our products through their direct sales force. We also have active technology and distribution partnerships with Cisco Systems, CyberSource, Federal Express, and Interwoven. The contractual arrangements provide for the joint development of compatible products or extensions of our products and for joint marketing and sales effects.

     We deploy sales teams consisting of both sales and technical professionals to create proposals, presentations and demonstrations that address the requirements of the client. The current sales cycle for our products typically ranges from two to six months.

     Our marketing programs are targeted at sales, marketing and information technology executives of large, multi-national organizations. Marketing activities include branding, such as advertising and public relations campaigns; lead generation and management; direct mail campaigns; field and channel marketing, including joint marketing with strategic partners; product marketing and development of technology alliances.

CLIENTS

     We believe that those organizations that are most likely to use our products sell a large number of products through diverse distribution channels with a large number of trading partners. Accordingly, we market our products and services to large domestic and international manufacturers, distributors, retailers and direct marketers. As of January 1, 2000, we had over 80 clients.

     Set forth below is a representative list of our current clients. Each client listed accounted for an aggregate of at least $400,000 of revenues in 1999.

Ashford.com
Belkin Components
Bolt Media
boo.com
Brooks Brothers
Buena Vista Internet Group
  (Disney)
EB2B Commerce
GATX Logistics
GTE Communication Systems
Guess?
Insight Enterprises
Internet Shopping Network
Lids
Lucy.com
Mammoth Golf Management
MSC Industrial Direct
NIKE
Oki Data America
Online Retail Partners
Oven Digital
Q Strategies
Shopnow.com
Simon Property Group
Sony
TAKKT
U.S.A. Floral Products

COMPETITION

     There is intense competition in the Internet commerce software industry. We expect competition to intensify in the future. We compete against the in-house development efforts of companies engaging in Internet commerce, as well as other software application vendors and developers. Our current competitors include AOL (Netscape Communications), Art Technology Group, BroadVision, IBM, Intershop
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Communications, Microsoft, Open Market and Oracle. We expect other companies to enter our market. We compete principally on the basis of product performance, client service and price. Our market is still evolving, and we may not be able to compete successfully with current or future competitors, and competitive pressures faced by us may have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors -- We face intense competition, which could adversely affect our sales and profitability."

PRODUCT DEVELOPMENT

     As of January 1, 2000, our development organization was comprised of 110 developers, development managers, quality assurance personnel and testing engineers. Our expenses for research and development were $2.4 million, $6.9 million and $9.6 million in 1996, 1997 and 1998, respectively. Our expenses for research and development were $6.6 million and $12.3 million for the nine-month periods ended September 30, 1998 and 1999, respectively.

     We employ a collaborative product planning and development process. The planning process involves gathering product requirements from our sales and marketing organization, as well as from clients and strategic partners. Clients and partners have input into future product direction and functionality.

     We follow a rigorous quality assurance and testing process. This process is designed to identify software defects through the entire development cycle. Several test types are employed, and defect reports and metrics are tracked to facilitate resolution, including system testing and performance benchmarking.

PROPRIETARY RIGHTS

     We rely on intellectual property laws, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. We currently have one U.S. patent granted to us relating to our product architecture and technology. While we believe that our patent is valid, it may be challenged, invalidated or circumvented. Moreover, the rights granted under any patent issued to us or under licensing agreements may not provide competitive advantages to us. We believe that, due to the rapid pace of technological innovation for Internet commerce solutions, our ability to establish and maintain a position of technology leadership in the industry is dependent more on the skills of our development personnel than upon the legal protections afforded our existing technology.

     Our agreements with employees, consultants and others who participate in the development of our software may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known to or independently developed by competitors. Furthermore, our efforts to protect our proprietary technology may fail to prevent the development and design by others of products or technology similar to or competitive with those developed by us.

     The computer software market is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. BroadVision and Open Market, two of our competitors, have been issued U.S. patents on some aspects of their electronic commerce products. We received a letter from counsel to Open Market concerning the potential applicability of the Open Market patents to our products. The letter stated that Open Market was prepared to meet with us to resolve issues concerning the applicability of its patents and to discuss terms of an appropriate license agreement. We responded to the Open Market inquiry, informing Open Market that based on our review of the Open Market patents and the analysis and advice of our patent counsel, we believe that our products do not infringe the patents awarded to Open Market. We have not received any further inquiries or correspondence from Open Market since our September 1998 response and have had no inquiries or discussions with BroadVision with regard to patent matters. We have also received a letter from TechSearch stating its belief that our Web site induces the infringement by others of one or more claims of a U.S. patent issued to TechSearch. Our patent counsel has advised us that this patent is invalid in view of prior art. Although we do not believe that we are infringing their patent rights, any of these companies may claim that we are doing so. If a claim of patent infringement by these or other companies was made against us, we would likely incur significant expenses in defending
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against the claim, which could adversely affect our financial condition and results of operations. In addition, if a claim of infringement is made against us and we are not successful in defending against the claim, we could be liable for substantial damages and prevented from using any infringing technology. We may also be required to make royalty payments, which could be substantial, to the holder of the patent rights. These events could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

     Our success will depend in part on our continued ability to obtain and use licensed technology that is important to the performance of our products. An inability to continue to procure or use such technology would likely have a material adverse effect on us. In general, license terms range from 1 to 3 years and, unless terminated upon notice by one of the parties, generally renew for additional one year periods.

EMPLOYEES

     As of January 1, 2000, we had a total of 280 employees. Of the total employees, 110 were in development and product management, 50 in sales, 15 in marketing, 5 in alliances, 60 in worldwide services and 40 in administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

PROPERTIES

     Our principal offices are located in New York, New York and consist of approximately 98,000 square feet of leased office space. The lease for the New York offices expires in December 2015. We believe that our existing facilities are adequate to meet our needs for the foreseeable future. We currently sublease approximately 43% of our leased space. See "Management -- Certain Transactions." We intend to continue to sublease this space until we require the space for our operations. We also rent office space in various cities in the United States and in other countries for sales and field service and support activities.

LITIGATION

     We are not a party to any material legal proceedings.

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                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors:

NAME                                        AGE                     POSITION
----                                        ---                     --------
Michael J. Donahue........................  37     Chairman
Alan J. Andreini..........................  53     Vice Chairman
Jeremy M. Davis...........................  45     President and Chief Executive Officer
Peter Schwartz............................  56     Chief Financial Officer
Daniel Turano.............................  51     Senior Vice President, Worldwide Field
                                                   Operations
Stephen Law...............................  46     Senior Vice President, Engineering
Leon S. DeMaille..........................  36     Senior Vice President, Marketing
Kevin Kohn................................  34     Senior Vice President, Alliances
Mark Berlingeri...........................  43     Senior Vice President, Worldwide Services
Amy Aguilar-Brown.........................  34     Vice President, Legal Affairs and
                                                   Corporate Secretary
Kenneth G. Langone........................  64     Director
Joseph C. Robinson........................  36     Director
Yves Sisteron.............................  44     Director
Jack Slevin...............................  63     Director
Russell West..............................  56     Director

     Michael J. Donahue. Mr. Donahue co-founded InterWorld in March 1995 and serves as our Chairman. He served as Co-Chairman and Chief Technology Officer of InterWorld from April 1997 until June 1998. He also served as President of InterWorld from March 1995 until April 1997. Prior to founding InterWorld, from 1992 to 1995, Mr. Donahue was the sole proprietor of Donahue & Associates, Inc., an information technology consulting firm specializing in strategic planning and systems reengineering.

     Alan J. Andreini. Mr. Andreini joined InterWorld in April 1997 and serves as our Vice Chairman. He served as President and Chief Executive Officer from June 1998 to January 2000. He served as President and Chief Operating Officer of InterWorld from April 1997 to June 1998. Prior to joining InterWorld, Mr. Andreini was Executive Vice President and a member of the Office of the President of Comdisco. Mr. Andreini joined Comdisco in 1978, and was named Senior Vice President in 1986 and Executive Vice President in 1994.

     Jeremy M. Davis. Mr. Davis joined InterWorld in January 2000 and serves as our President and Chief Executive Officer and as a director. Prior to joining InterWorld, Mr. Davis was President and Chief Executive Officer of InConcert, Inc. from January 1997 to December 1999. From November 1995 to December 1996, he served as President and Chief Executive Officer of Business Matters, Inc. From November 1993 to October 1995, Mr. Davis was President of Sales Technologies, Inc., a Dun & Bradstreet, Inc. company.

     Peter Schwartz. Mr. Schwartz joined InterWorld in October 1998 and serves as our Chief Financial Officer. Since July 1983 and prior to joining InterWorld, Mr. Schwartz served in various financial positions with Computer Associates International, Inc., most recently as Chief Financial Officer from April 1987 to June 1998. From June 1977 to June 1983, Mr. Schwartz served in various financial positions with Xerox Corporation. Mr. Schwartz also currently serves as a director of General Semiconductor, Inc.

     Daniel Turano. Mr. Turano joined InterWorld in October 1997 and serves as our Senior Vice President, Worldwide Field Operations. Prior to joining InterWorld, Mr. Turano was Vice President, North American Field Operations for Scopus Technology, Inc. from January 1997 to October 1997. From September 1995 to December 1996, he served as Senior Vice President of Worldwide Field Operations for

Siebel Systems, Inc. From September 1991 to September 1995, Mr. Turano served in various senior sales capacities at Oracle Corporation, including Group Vice President of Eastern U.S. Sales.

     Stephen Law. Mr. Law joined InterWorld in May 1998 and serves as our Senior Vice President, Engineering. Prior to joining InterWorld, Mr. Law was the Chief Technology Officer of Global Financial Services at Perot Systems Corporation from February 1997 to May 1998. Prior to joining Perot Systems, Mr. Law was the Vice President of Global Derivatives Systems Development at Citibank Corporation from December 1992 to February 1997.

     Leon DeMaille. Mr. DeMaille joined InterWorld in January 2000 and serves as our Senior Vice President, Marketing. Prior to joining InterWorld, Mr. DeMaille was Vice President of Marketing for Erisco Managed Care Technologies from September 1997 to January 2000. From February 1988 to September 1997, he was the president and Chief Executive Officer of Synergy Marketing Solutions, that provides start-up consulting services to vertical information technology companies.

     Kevin Kohn. Mr. Kohn joined InterWorld in December 1999 and serves as our Senior Vice President, Alliances. Prior to joining InterWorld, in November 1999 Mr. Kohn was Vice President and General Manager of the Communications Practice for TIBCO Software, Inc. From March 1997 to October 1999, he was Vice President, Marketing and New Business Development for InConcert, which was acquired by TIBCO in October 1999. From November 1987 to February 1997, Mr. Kohn served in various sales and marketing capacities for Xerox Corporation.

     Mark Berlingeri. Mr. Berlingeri joined InterWorld in October 1998 and serves as our Senior Vice President, Worldwide Professional Services. Prior to joining InterWorld, Mr. Berlingeri was a Vice President for FlexiInternational Software, Inc. from January 1997 to October 1998. From October 1992 to December 1996, he was a Regional Vice President for Sybase, Inc.

     Amy Aguilar-Brown. Ms. Aguilar-Brown joined InterWorld in September 1997 as Vice President, Legal Affairs. Ms. Aguilar-Brown was also elected Secretary of InterWorld in May 1998. Prior to joining InterWorld, Ms. Aguilar-Brown served as Director of Field Operations and Legal Affairs for Sybase, Inc. from April 1994 to September 1997. From January 1992 to April 1994, she served as Director of Operations for MicroDecisionware, Inc., which was acquired by Sybase, Inc.

     Kenneth G. Langone. Mr. Langone has been a director of InterWorld since 1996. Mr. Langone has been Chairman and President of Invemed Associates LLC, which he founded, since 1974. He is a director of The Home Depot, Inc., General Electric Company, Unifi, Inc., DBT Online, Inc. and Tricon Global Restaurants, Inc.

     Joseph C. Robinson. Mr. Robinson has been a director of InterWorld since 1995. Mr. Robinson co-founded InterWorld in March 1995 and served as its Executive Vice President until May 1998. Since October 1998, Mr. Robinson has served as the Chairman of UGO Networks. Prior to joining InterWorld, from 1989 to 1995, Mr. Robinson was employed by Douglas, Elliman, Gibbons and Ives, a real estate brokerage firm.

     Yves Sisteron. Mr. Sisteron has been a director of InterWorld since 1996. Mr. Sisteron has been a Principal of Global Retail Partners, L.P., an investment fund, since January 1996 and Manager of U.S. Investments at Carrefour S.A. since 1993. Mr. Sisteron serves as a director of P.F. Chang's China Bistro, Inc. and Zany Brainy, Inc.

     Jack Slevin. Mr. Slevin has been a director of InterWorld since 1997. From June 1995 until his retirement in January 1999, Mr. Slevin was the Chairman and Chief Executive Officer of Comdisco. From October 1994 to June 1995, Mr. Slevin was Chief Operating Officer at Comdisco and from January 1993 to October 1994, he was Executive Vice President of North American Sales at Comdisco. He became a member of the Office of the President when it was created in 1992 and was a member of Comdisco's board of directors from 1979 until January 1999. Mr. Slevin is also currently a director of U.S. West, Inc. and Telehub Network Services Corporation.

     Russell West. Mr. West has been a director of InterWorld since 1996. Mr. West has been President of OneNetPlus.com, a provider of Internet technology solutions, since May 1999. He was an Executive Vice President and Chief Technology Officer for Comdisco, where he was employed from 1977 to May 1999.

     All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors has established an audit committee and a compensation committee. The board of directors does not have a nominating committee. The selection of nominees to the board of directors is made by the entire board of directors.

     The audit committee is comprised of Messrs. Sisteron and Slevin. The audit committee is responsible for reviewing with management our financial controls and accounting and reporting activities. The audit committee reviews the qualifications of our independent auditors, makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope, fees and results of any audit and reviews non-audit services and related fees.

     The compensation committee is comprised of Messrs. Sisteron and Slevin. The compensation committee is responsible for the administration of all salary and incentive compensation plans for our officers and key employees, including bonuses. The compensation committee also administers our stock option and employee stock purchase plans.

DIRECTOR COMPENSATION

     Directors do not receive any cash remuneration for serving as directors. All directors are eligible to participate in our stock option plan. Each of Messrs. Langone, Sisteron, Slevin and West were granted an option to purchase 40,000 shares of common stock at an exercise price of $2.00 per share upon their appointment to the board of directors. These options vest 20% on the first anniversary of the date of grant and 5% on the first day following each completed quarter thereafter. See "-- Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Slevin, a member of the compensation committee, was Chairman and Chief Executive Officer of Comdisco until his retirement in January 1999. Comdisco has in the past provided equity and debt financing to InterWorld. See "Certain Transactions -- Issuances of Capital Stock," "-- Issuances of Warrants," and
"-- Leases and Licenses with Comdisco; Secured Loan from Comdisco."

EXECUTIVE COMPENSATION

     The following table sets forth, in accordance with the rules of the Securities and Exchange Commission, information concerning the compensation paid to our Chief Executive Officer and the four other most highly compensated executive officers during 1999 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                                 AWARD
                                                ANNUAL COMPENSATION           ------------
                                         ----------------------------------    SECURITIES
                                                                  OTHER        UNDERLYING        ALL
                                                                  ANNUAL        OPTIONS/        OTHER
       NAME AND POSITION          YEAR    SALARY     BONUS     COMPENSATION      SAR(#)      COMPENSATION
       -----------------          ----   --------   --------   ------------   ------------   ------------
Michael J. Donahue..............  1999   $240,000         --       --                --       $  29,776(1)
  Chairman                        1998    240,000         --       --                --              --
                                  1997    240,000         --       --                --              --

Alan J. Andreini(2).............  1999   $240,000         --       --                --              --
  Chief Executive Officer         1998    226,667         --       --                --              --
  & President                     1997    146,666         --       --           892,849       $  28,715(3)

Daniel Turano(4)................  1999   $150,000   $141,082       --            30,000              --
  Senior Vice President,          1998    150,000     63,723       --                --              --
  Worldwide Field Operations      1997     30,000    100,000       --           195,000              --

Stephen Law(5)..................  1999   $193,333   $ 24,375       --            35,000              --
  Senior Vice President,          1998     98,542     38,819       --           175,000              --
  Engineering                     1997         --         --       --                --              --

Amy Aguilar-Brown(6)............  1999   $150,000   $ 15,000       --            47,500              --
  Vice President, Legal Affairs   1998    145,000     10,000       --            15,000              --
  and Corporate Secretary         1997     39,750      7,500       --            20,000              --

---------------
(1) Represents forgiveness of a portion of $89,327 of principal and interest on a loan made by us to Mr. Donahue. The remaining obligation is being forgiven in equal monthly installments through May 2001.

(2) Mr. Andreini joined InterWorld in April 1997. Effective January 5, 2000, Mr. Andreini was promoted to Vice Chairman. Mr. Jeremy Davis assumed the position of Chief Executive Officer and President effective January 5, 2000.

(3) Represents relocation expense reimbursement.

(4) Mr. Turano joined InterWorld in October 1997.

(5) Mr. Law joined InterWorld in May 1998.

(6) Ms. Aguilar-Brown joined InterWorld in September 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth all individual grants of stock options during the year ended December 31, 1999 to each of the Named Executive Officers:

                                                                         INDIVIDUAL GRANTS
                                                  ----------------------------------------------------------------
                                                                PERCENT OF
                                                  NUMBER OF       TOTAL
                                                  SECURITIES     OPTIONS      EXERCISE
                                                  UNDERLYING    GRANTED TO       OR
                                                   OPTIONS     EMPLOYEES IN     BASE                     GRANT
                                                   GRANTED        FISCAL       PRICE     EXPIRATION       DATE
NAME                                                (#)(1)         YEAR        ($/SH)       DATE         VALUE
----                                              ----------   ------------   --------   ----------   ------------
Michael J. Donahue..............................         --          --            --           --              --
Alan J. Andreini................................         --          --            --           --              --
Daniel Turano...................................     20,000(2)     0.48%      $15.000       6/1/06    $  243,464(3)
                                                     10,000(4)     0.24%      $51.125       1/1/07       415,893(5)
Stephen Law.....................................     30,000(6)     0.72%      $15.000       1/1/06       365,196(3)
                                                      5,000(7)     0.12%      $51.125       1/1/07       207,947(5)
Amy Aguilar-Brown...............................     15,000(8)     0.36%      $10.000       7/1/05       190,174(9)
                                                      7,500(10)    0.18%      $10.000       1/1/06        95,087(9)
                                                     15,000(11)    0.36%      $15.000       6/1/06       182,598(3)
                                                     10,000(12)    0.24%      $51.125       1/1/07       415,893(5)

---------------
 (1) All options were granted pursuant to our stock option plans.

 (2) The option granted to Mr. Turano vests 20% on June 1, 2000 and 5% on the first day following each completed quarter thereafter.

 (3) Grant date value was determined on the date of grant using the Black Scholes Option-Pricing model based on the following assumptions: volatility -- 110%; expected life -- 5 years; risk-free interest rate -- 5.8%; and no dividend yield.

 (4) The option granted to Mr. Turano vests 8.33% on April 1, 2000 and 8.33% on the first day following each completed calendar quarter thereafter.

 (5) Grant date value was determined on the date of grant using the Black Scholes Option-Pricing model based on the following assumptions: volatility -- 110%; expected life -- 5 years; risk-free interest rate -- 6.19%; and no dividend yield.

 (6) The option granted to Mr. Law vests 20% on January 1, 2000 and 5% on the first day following each completed quarter thereafter.

 (7) The option granted to Mr. Law vests 8.33% on April 1, 2000 and 8.33% on the first day following each completed calendar quarter thereafter.

 (8) The option granted to Ms. Aguilar-Brown vests (a) 5,000 shares on July 1, 1998 and (b) as to the remaining 10,000 shares, 20% on July 1, 1999 and 5% on the first day following each completed quarter thereafter.

 (9) Grant date value was determined on the date of grant using the Black Scholes Option-Pricing model based on the following assumptions: volatility -- 110%; expected life -- 5 years; risk-free interest rate -- 4.9%; and no dividend yield.

(10) The option granted to Ms. Aguilar-Brown vests 20% on January 1, 2000 and 5% on the first day following each completed quarter thereafter.

(11) The option granted to Ms. Aguilar-Brown vests 20% on June 1, 2000 and 5% on the first day following each completed quarter thereafter.

(12) The option granted to Ms. Aguilar-Brown vests 8.33% on April 1, 2000 and 8.33% on the first day following each completed quarter thereafter.

     On December 1, 1999, we granted an option to purchase 500,000 shares of our common stock to Jeremy Davis, at an exercise price of $51.125 per share. With respect to this option, 20% vests on November 19, 2000 and 5% vests on the last day of each completed quarter thereafter.

     On January 4, 2000, we granted an option to purchase 150,000 shares of our common stock to Stephen Law, at an exercise price of $15 per share. With respect to this option, 25% vests on the first anniversary of the date of grant and 6.25% vests on the first day following each completed quarter thereafter.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

     The following table sets forth information with respect to the number and value of options exercised during 1999 and of the number and value of outstanding options held by the Named Executive Officers at December 31, 1999:

                                                                  NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                       SHARES ACQUIRED ON                        UNDERLYING UNEXERCISED                IN-THE-MONEY
                            EXERCISE        VALUE REALIZED   OPTIONS AT FISCAL YEAR-END(#):   OPTIONS AT FISCAL YEAR-END($):
NAME                          (#)               ($)(1)         EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE(2)
----                   ------------------   --------------   ------------------------------   ------------------------------
Michael J. Donahue...                                                           0/0                                0/0
Alan J. Andreini.....                                                     642,849/0                       53,597,535/0
Daniel Turano........         90,000           1,170,000             15,000/120,000                1,250,625/9,253,750
Stephen Law..........         87,500           1,424,844                  0/122,500                        0/9,380,938
Amy Aguilar-Brown....                                                 21,750/60,750                1,741,594/4,236,844

---------------
(1) Values are calculated by subtracting the exercise price from the fair market value of the common stock as of the exercise date.

(2) Based on the closing stock price on The Nasdaq National Market at December 31, 1999 of $85.375 per share.

                              EMPLOYMENT AGREEMENT

     We have an employment agreement with Jeremy Davis, our President and Chief Executive Officer, with an initial term of three years. This agreement establishes a base salary of $400,000, subject to increase by our board of directors. Mr. Davis is eligible for an annual bonus of up to 40% of his base salary based on performance. He may also receive incentive payments in excess of the bonus. We also have agreed to loan $750,000 to Mr. Davis to assist in his relocation expenses. The loan will bear interest at the prime rate and is due to be repaid upon the sale of his former principal residence. We granted Mr. Davis a non-qualified stock option to purchase 500,000 shares of common stock at an exercise price equal to $51.125. This stock option vests 20% on November 19, 2000 and 5% on the last day of each calendar quarter thereafter. In addition, we have agreed to issue an aggregate of 50,000 shares of common stock to Mr. Davis of which 16,667 shares were issued on November 19, 1999; 16,667 shares will be issued on November 19, 2000; and 16,666 shares will be issued on November 19, 2001. The vesting of the stock option and the issuance of the shares of common stock will accelerate in full in the event of a change of control of InterWorld. Mr. Davis has agreed not to compete with us during the term of the agreement and for a period of one year following the termination of employment. Unless Mr. Davis is terminated for cause or he voluntarily terminates his employment, we will pay his base salary and benefits during the one-year non-competition period. Under the agreement, cause means:

     - conviction of Mr. Davis for various crimes;

     - performance by Mr. Davis of any act, or failure to perform any act, which if he were prosecuted and convicted would constitute a crime;

     - material breach of the employment agreement by Mr. Davis; or

     - failure of Mr. Davis to perform his duties.

STOCK PLANS

     1996 Stock Option Plan. Under the 1996 Stock Option Plan, 6,600,000 shares of common stock have been reserved for issuance, subject to adjustment for stock splits, stock dividends, recapitalizations, reclassifications and similar events. Each director who is not our employee receives a non-qualified option to purchase 40,000 shares of common stock when such director is elected to the board.

     As of December 31, 1999, options to purchase an aggregate of 4,268,970 shares were outstanding under the 1996 Stock Option Plan at a weighted average exercise price of $7.60 per share; options to purchase 1,028,974 shares had been exercised. No additional grants will be made under the 1996 Stock Option Plan but shares available for grant may be granted under the 2000 Equity Incentive Plan.

     2000 Equity Incentive Plan. We have adopted the 2000 Equity Incentive Plan, which is administered by our compensation committee. This plan permits the grant of stock options, restricted stock and other stock-based awards. No award may be granted under the plan after January 2010.

     Under the 2000 Equity Incentive Plan, 3,000,000 shares of common stock plus, as of December 31, 1999, 1,302,056 shares of common stock that were available for grant under the 1996 Stock Option Plan were reserved for issuance, subject to adjustment for stock splits, stock dividends, recapitalizations, reclassifications and similar events. If an award granted under the 1996 Stock Option Plan or 2000 Equity Incentive Plan expires unexercised or is terminated or cancelled for any reason, the shares of common stock previously reserved for issuance upon exercise of the award will be available for future award under the 2000 Equity Incentive Plan.

     As of January 1 of each year that the 2000 Equity Incentive Plan is in effect, commencing with the year 2001 and ending in 2006, the aggregate number of shares of common stock available for the granting of awards under the plan shall automatically increase by a number equal to the lesser of (a) 5% of the total number of shares of common stock then outstanding or (b) 750,000 shares, subject to adjustment as provided in the plan.

     As of December 31, 1999, options to purchase an aggregate of 1,577,150 shares were outstanding under the 2000 Equity Incentive Plan at an exercise price of $51.25 per share.

     Employee Stock Purchase Plan. We have adopted an employee stock purchase plan. Under the employee stock purchase plan, eligible employees are provided an opportunity to purchase shares of common stock generally through regular payroll deductions. The employee stock purchase plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The total number of shares of common stock that are authorized for issuance under the employee stock purchase plan is 1,000,000. All of our full-time employees are eligible to participate in the employee stock purchase plan, subject to limited exceptions. Employees are given an opportunity to purchase shares of common stock during consecutive six-month periods, and the right to purchase shares expires on the last day of the sixth-month period. Employees electing to participate for any semi-annual period authorize payroll deductions at a stated whole percentage ranging from 2% to 10% of the employee's compensation. The purchase price for shares offered under the employee stock purchase plan for the plan period ending February 29, 2000, equals a percentage designated by the compensation committee (not less than 85%) of the closing price of the common stock on February 29, 2000 as quoted on The Nasdaq Stock Market's National Market. For each subsequent six-month period the purchase price for shares offered under the employee stock purchase plan equals a percentage designated by the compensation committee (not less than 85% of the lower of the fair market value of the common stock at the commencement or termination of the six-month period. The employee stock purchase plan will expire in August 2009, unless sooner terminated by the board of directors. Our board of directors may amend, suspend or terminate the employee stock purchase plan at any time and from time to time, subject to limitations. The employee stock purchase plan is administered by the compensation committee.

401(k) PLAN

     We have a defined contribution savings plan, or a 401(k) Plan, which qualifies under Section 401(k) of the Code. Participants may contribute up to 15% of their gross wages, not to exceed, in any given year, a limitation set by Internal Revenue Service regulations. Our 401(k) Plan provides for discretionary contributions to be made by us as determined by our board of directors. We have not made any discretionary contributions to our 401(k) Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation and bylaws provide that the liability of our directors for monetary damages will be limited to the fullest extent permissible under Delaware law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies.

     Our bylaws provide that we will indemnify our directors and officers to the fullest extent permissible under Delaware law. These indemnification provisions require us to indemnify these persons against liabilities and expenses to which they may become subject by reason of their service as a director or officer to us or any of our affiliated enterprises. In addition, we have entered into indemnification agreements with each of our directors providing indemnification to the fullest extent permitted by applicable law and also setting forth procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

                              CERTAIN TRANSACTIONS

ISSUANCES OF CAPITAL STOCK

     In May 1997, in connection with a round of private equity financing, we issued 33,333 shares of common stock to Alan J. Andreini, our Vice Chairman, 81,500 shares of common stock to Kenneth Langone, one of our directors and President of Invemed Associates, LLC, 33,333 shares of common stock to Jack Slevin, one of our directors, 501,333 shares of common stock to George Soros, one of our principal stockholders, 133,333 shares of common stock to Comdisco, a company of which Jack Slevin, one of our directors, served as Chairman and Chief Executive Officer, and an aggregate of 18,500 shares of common stock to stockholders of the corporate parent of, and officers and employees of, Invemed Associates LLC, for a purchase price of $7.50 per share.

     In November 1997, in connection with a round of private equity financing, we issued 29,412 shares of common stock to Comdisco and 428,000 shares of common stock to Mr. Soros for a purchase price of $8.50 per share.

     In March 1998, in connection with a round of private equity financing, we issued 1,000 shares of common stock to Invemed Fund, L.P., a fund affiliated with Invemed Associates LLC.

INVESTMENT BANKING FEES

     In January 1999, in connection with a round of private equity financing of $16,500,000, Invemed Associates LLC received approximately $405,000 as compensation for investment banking services provided to us. In August 1999, in connection with our initial public offering, Invemed received $3,622,500 in underwriting discounts and commissions.

ISSUANCES OF WARRANTS

     In connection with a letter of credit in support of a facility deposit, in January 1997, we issued warrants to purchase 25,260 shares of common stock at an exercise price of $6.25 per share to Comdisco.

     In February 1997, in connection with an equipment lease financing, we issued warrants to purchase 39,200 shares of common stock at an exercise price of $6.25 per share to Comdisco.

     In April 1997, we issued warrants to purchase an aggregate of 75,000 shares of common stock at an exercise price of $7.50 per share, of which warrants to purchase 73,657 shares were issued to Global Retail Partners, L.P. and its affiliates as consideration for financial advisory services. Mr. Sisteron, one of our directors, is a principal of Global Retail Partners, L.P.

     In connection with two rounds of private equity financing, in November 1997 and March 1998, we issued warrants to purchase an aggregate of 110,294 and 39,864 shares of common stock, respectively, at an exercise price of $9.775 per share to stockholders of the corporate parent of, and officers of, Invemed Associates LLC, including warrants to purchase 103,129 shares of common stock to Mr. Langone, in consideration for assistance provided by Invemed Associates LLC in connection with the financings.

     In connection with a loan and security agreement effective as of May 1998, we issued a warrant to purchase up to 103,532 shares of common stock at an exercise price of $9.775 per share to Comdisco as described below under "-- Agreements with Comdisco and UGO Networks."

LOANS

     In May 1996, we made loans, representing advances against salaries and wages, to Messrs. Donahue, Robinson and Zangrillo in the principal amounts of $72,118.66, $22,296.23 and $98,169.64, respectively, bearing interest at a rate of 6% per annum. The principal and interest on the loans to Messrs. Donahue and Robinson will be forgiven in equal annual installments starting in 1999, except that if either of them voluntarily terminates his employment or service as a director prior to May 2001, his loan, including interest, will become due and payable in May 2001. In May 1998, Mr. Zangrillo repaid $23,169.64 of the principal amount of his loan, reducing the principal amount thereof to $75,000. The balance of Mr. Zangrillo's loan was forgiven and expensed in June 1998.

AGREEMENTS WITH COMDISCO AND UGO NETWORKS

     During 1997, we completed a sale-leaseback transaction with Comdisco, selling computer equipment, office equipment and furniture and fixtures having a fair market value of approximately $878,000, net of accumulated depreciation, for approximately $819,000, realizing a loss of approximately $59,000. The lease has been accounted for as a capital lease. During 1997, we acquired computer equipment, office equipment and furniture and fixtures pursuant to capital lease agreements with Comdisco. The leases had an aggregate initial principal amount of approximately $3,181,000. In connection with the leases, in March 1996 and February 1997, we issued warrants to purchase 37,500 and 39,200 shares of common stock at exercise prices of $2.00 and $6.25 per share, respectively, to Comdisco.

     During 1997, we recognized product license and service revenues from Comdisco of approximately $12,000.

     Effective as of May 1998, we entered into a secured loan agreement with Comdisco under which we were able to borrow up to $11.0 million. The loan accrued interest, which was payable monthly, at a rate of 10% per annum and was secured by our accounts receivable. We were able to borrow amounts under the line for a period of twelve months subsequent to our initial borrowing under the loan agreement (which occurred in October 1998) or until completion of our initial public offering. Accordingly, no further amounts may be borrowed under this loan agreement. The maximum borrowing under this facility was $6.0 million. Subsequent to our initial public offering all outstanding borrowings were repaid. In connection with the loan agreement, Comdisco was issued a warrant to purchase up to 103,532 shares of common stock at an exercise price of $9.775 per share.

     On July 1, 1999, UGO Networks entered into a sublease agreement with us which expires on December 15, 2015. Joseph C. Robinson, one of our directors, serves as Chairman of UGO Networks. Under our lease we are not required to pay rent to our landlord until April 2000. We have passed this benefit on to UGO Networks. Under the sublease UGO Networks will pay us annual rent for the first year of the sublease of approximately $1.2 million. The annual rental payment under the sublease increases to $1.9 million over the next 14 years and decreases to approximately $1.0 million in the final portion of the last year of the sublease.

SALES OF SECURITIES BY PRINCIPAL STOCKHOLDERS

     In January 1998, Mr. Zangrillo sold an aggregate of 1,000,000 shares of common stock to 13 of our then existing stockholders for an aggregate purchase price of $6,000,000, or $6.00 per share, including an aggregate of 921,168 shares sold to George Soros, for himself and for trusts for the benefit of his children.

     In February 1998, Mr. Donahue sold 33,000 shares of common stock to Mr. Andreini for an aggregate purchase price of $198,000, or $6.00 per share.

     In March 1998, Mr. Donahue and Mr. Robinson sold an aggregate of 214,285 shares and 214,286 shares, respectively, of common stock to eight of our then existing stockholders for an aggregate purchase price to each of them of $1,500,000, or approximately $7.00 per share, including 78,644 shares to Mr. Langone, 284,500 shares to Invemed Fund, L.P. and an aggregate of 28,571 shares to an officer and an employee of Invemed Associates LLC.

     In March 1998, Mr. Zangrillo sold 37,500 shares of common stock, Mr. Donahue sold 175,571 shares of common stock and Mr. Robinson sold 71,429 shares of common stock for an aggregate purchase price of $1,991,500, or $7.00 per share, to one of our then existing stockholders.

     In March 1998, Mr. Donahue and Mr. Zangrillo each sold 37,294 shares of common stock for an aggregate purchase price of $633,998, or $8.50 per share, to one of our then existing stockholders.

     In November 1998, Mr. Donahue sold 56,250 shares of common stock for an aggregate purchase price of $450,000, or $8.00 per share, to one of our then existing stockholders.

     In November 1998, Mr. Andreini purchased 10,000 shares of common stock for an aggregate purchase price of $80,000, or $8.00 per share, from one of our stockholders.

     In January 1999, Mr. Zangrillo sold 612,706 shares of common stock for an aggregate purchase price of $9.2 million, or $15 per share, subject to adjustment based on the initial public offering price of the common stock, to one of our then existing stockholders.

     In February 1999, Mr. Donahue and Mr. Robinson sold 333,333 shares of common stock each for an aggregate purchase price of $10.0 million, or $15 per share, to a total of four of our then existing stockholders.

     Each of the persons who purchased shares from our principal stockholders in the transactions described above was an accredited investor as defined in the rules and regulations of the Securities and Exchange Commission.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale by us and the selling stockholders of shares in this offering with respect to:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

     - each of the Named Executive Officers;

     - each of our directors;

     - all executive officers and directors as a group; and

     - each selling stockholder.

     The ownership percentages set forth in the table are based on 27,234,238 shares of common stock outstanding as of December 31, 1999 and 28,606,425 shares outstanding upon the consummation of this offering, together with applicable options and/or warrants for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities where applicable. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of January 1, 2000 are deemed to be beneficially owned by the person holding these options for the purpose of computing the percentage of ownership of the person but are not treated as outstanding for the purpose of computing the percentage of any other person.

     Except as otherwise noted, the persons or entities named in the table have sole voting and investment power with respect to all the shares of common stock beneficially owned by them, subject to community property laws where applicable. Except as otherwise indicated, the address of each beneficial owner of more than 5% of our common stock is c/o InterWorld Corporation, 395 Hudson Street, 6th Floor, New York, New York 10014.

                                BENEFICIAL OWNERSHIP                                BENEFICIAL OWNERSHIP
                                BEFORE THE OFFERING                                  AFTER THE OFFERING
                             --------------------------                            -----------------------
                             NUMBER OF                         SHARES BEING        NUMBER OF
                              SHARES       PERCENTAGE      SOLD IN THE OFFERING     SHARES      PERCENTAGE
                             ---------    -------------    --------------------    ---------    ----------
Michael J. Donahue(1)......  4,812,767        17.7%
Alan J. Andreini(2)........  1,009,182         3.6
Jeremy Davis...............        -0-           *                                     *             *
Peter Schwartz(3)..........    127,000           *                                     *             *
Daniel Turano(4)...........    164,500           *                                     *             *
Stephen Law(5).............     95,500           *                                     *             *
Amy Aguilar-Brown(6).......     23,667           *
Kevin Kohn.................        -0-           *
Leon DeMaille..............        -0-           *
Mark Berlingeri(7).........     23,667           *
Robert L. Zangrillo(8)
  P.O. Box CC
  Aspen, CO 81612..........  4,270,000        15.7
Kenneth G. Langone(9)......    771,155         2.8
Joseph C. Robinson(10).....  1,402,952         5.2
Yves Sisteron(11)..........    539,860         2.0
Jack Slevin(12)............     55,333           *                                     *             *
Russell West(13)...........     30,000           *                                     *             *
George Soros(14)
  888 Seventh Avenue
  Suite 3300
  New York, NY 10106.......  2,690,595         9.9
Laurence S. Zimmerman......  1,198,206         4.4
All executive officers and
  directors as a group (15
  persons)(15).............  9,056,416        32.0%

---------------
* Less than one percent.

 (1) 20,000 shares owned by Ginny Bond, Mr. Donahue's spouse.

 (2) Includes 642,849 shares of common stock issuable upon the exercise of stock options.

 (3) Includes 125,000 shares of common stock issuable upon the exercise of stock options.

 (4) Includes 22,500 shares of common stock issuable upon the exercise of stock options.

 (5) Includes 6,000 shares of common stock issuable upon the exercise of stock options.

 (6) Includes 24,500 shares of common stock issuable upon the exercise of stock options.

 (7) Includes 23,667 shares of common stock issuable upon the exercise of stock options.

 (8) Includes 4,000,000 shares of common stock owned by Strategic Global Partners; 10,000 shares of common stock owned by Paige Zangrillo; 10,000 shares of common stock held in trust for his child; and 250,000 shares of common stock owned by Wight Investment Partners.

 (9) Includes 285,500 shares of common stock owned by Invemed Fund, L.P.; 26,000 shares of common stock issuable upon the exercise of stock options; and 103,129 shares of common stock issuable upon the exercise of warrants.

(10) Includes 3,000 shares of common stock held in trust for children of William Robinson and 30,000 shares of common stock held in trust for child.

(11) Includes 502,360 shares of common stock owned by Global Retail Partners and its affiliates and 30,000 shares of common stock issuable upon the exercise of stock options.

(12) Includes 22,000 shares of common stock issuable upon the exercise of stock options.

(13) Includes 30,000 shares of common stock issuable upon the exercise of stock options.

(14) Includes 352,330 shares of common stock held in trust for members of family.

(15) Includes 952,516 shares of common stock issuable upon the exercise of stock options and 103,129 shares of common stock issuable upon the exercise of warrants.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 115,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 1999, we had issued and outstanding:

     - 27,234,238 shares of common stock,

     - options to purchase 5,846,120 shares of common stock at a weighted average exercise price of $19.34 per share, and

     - warrants to purchase 459,070 shares of common stock at a weighted average exercise price of $6.89 per share.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of common stock are not entitled to cumulative voting rights. Subject to the rights of any preferred stock, the holders of the common stock are entitled to receive dividends that may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of a voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of common stock would be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights and payment of any distributions owing to holders of shares of preferred stock then outstanding, if any. Holders of the shares of common stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to the shares of common stock. The outstanding shares of common stock are, and the shares of common stock offered by us in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation authorizes the issuance of preferred stock with designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used as a method of preventing a change in control. Following this offering, no shares of preferred stock will be issued or outstanding and we have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     The holders of           shares of common stock outstanding immediately
after this offering are entitled to have their shares registered under the Securities Act. Under the terms of the agreement between us and the holders of these shares, if we propose to register any of our securities under the Securities Act after this offering, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares in the registration. The stockholders benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock on up to four occasions after February 6, 2000, and we are required to use our best efforts to effect such registrations. All of these rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any registration.

WARRANTS

     We have outstanding warrants to purchase 459,070 shares of common stock at a weighted average exercise price of $6.89 per share, which are presently exercisable. See "Certain Transactions." All warrants will expire after a period of ten years from issuance or five years from the effective date of this offering, whichever is later.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the Delaware General Corporation Law prohibits, with several exceptions, a Delaware corporation from engaging in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder. This makes a takeover of a company more difficult and may have the effect of diminishing the possibility of certain types of "front-end loaded" acquisitions of a company or other unsolicited attempts to acquire a company. This may further have the effect of preventing changes in the board of directors of a company, and it is possible that these provisions of Delaware law could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

LISTING

     The common stock is quoted on the Nasdaq Stock Market's National Market under the trading symbol "INTW."

TRANSFER AGENT

     The transfer agent for our common stock is Chase Mellon Shareholder
Services.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2000, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Invemed Associates LLC, Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               Number
                        Underwriter                           of Shares
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Invemed Associates LLC......................................
Banc of America Securities LLC..............................
Bear, Stearns & Co. Inc.....................................

                                                              ---------
     Total..................................................  3,750,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitment of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 562,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other brokers/dealers. After the public offering, the price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay:

                                              Per Share                             Total
                                   --------------------------------    --------------------------------
                                      Without             With            Without             With
                                   Over-allotment    Over-allotment    Over-allotment    Over-allotment
                                   --------------    --------------    --------------    --------------
Underwriting Discounts and
Commissions paid by us...........     $                 $                 $                 $
Expenses payable by us...........     $                 $                 $                 $
Underwriting Discounts and
Commissions paid by the selling
stockholders.....................     $                 $                 $                 $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of

Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options or other rights outstanding on the date hereof.

     Our officers and directors and selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus; provided, however, that 50% of the shares subject to the limitations set forth above held by each such stockholder will be released from the foregoing restriction following the 90th day after the date of this prospectus and an additional 25% of such shares will be released following the 135th day after the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     The shares of common stock are listed on The Nasdaq Stock Market's National Market under the symbol "INTW".

     From time to time Credit Suisse First Boston Corporation and Invemed Associates LLC have provided assistance to us in connection with some of our private and public equity financings, for which Credit Suisse First Boston Corporation and Invemed Associates LLC, officers of Invemed Associates LLC and stockholders of its parent received compensation. In addition, as of January 1, 2000, an officer and a managing director of Credit Suisse First Boston Corporation owned an aggregate of 41,385 shares of common stock, officers and employees of Invemed Associates LLC and stockholders of its parent beneficially owned an aggregate of 453,258 shares of common stock and warrants to purchase an aggregate of 150,158 shares of common stock and an investment fund related to Credit Suisse First Boston Corporation and Invemed Associates LLC owned 285,500 shares of common stock. Kenneth G. Langone, a director and stockholder of InterWorld, is Chairman of the Board, Chief Executive Officer and President of Invemed Associates LLC and is the principal stockholder of Invemed Associates LLC's parent. See "Certain Transactions" and "Principal Stockholders."

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Covington & Burling, New York, New York. Morgan Lewis & Bockius LLP, Philadelphia, Pennsylvania, has acted as counsel to the underwriters in connection with this offering.

                                    EXPERTS

     The consolidated financial statements of InterWorld Corporation as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report, which contains an explanatory paragraph relating to the ability of InterWorld Corporation to continue as a going concern as described in Note 2 to the Consolidated Financial Statements, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     In November 1996, we retained KPMG LLP as our independent accountants. In July 1997, KPMG LLP resigned as our independent accountants because we entered into a strategic partnership agreement with KPMG LLP. No audits were conducted by KPMG LLP on our financial statements, and no reports were issued. There were no disagreements between us and KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure during the period from their retention in November 1996 through their resignation in July 1997.

                             ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Some information is omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission and you should refer to the Registration Statement and its exhibits. We also file annual and quarterly reports, proxy statements and other information with the Commission. You may review a copy of the Registration Statement and any other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference room at 450 Fifth Street, Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings and the Registration Statement can also be reviewed by accessing the Securities and Commission's Internet site at http://www.sec.gov.

                             INTERWORLD CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1997, 1998
  and September 30, 1999 (unaudited)........................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998 and for the nine months
  ended September 30, 1998 (unaudited) and 1999
  (unaudited)...............................................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1997 and 1998 and for the
  nine months ended September 30, 1999 (unaudited)..........  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998 and for the nine months
  ended September 30, 1998 (unaudited) and 1999
  (unaudited)...............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of InterWorld Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of InterWorld Corporation and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred substantial operating losses, expects to incur substantial additional losses and expects that its cash and working capital requirements will continue to increase as the Company's operations continue to expand. These and other factors, as discussed in Note 2, raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

New York, New York
March 3, 1999

                             INTERWORLD CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  DECEMBER 31,
                                                              --------------------    SEPTEMBER 30,
                                                                1997        1998          1999
                                                              --------    --------    -------------
                                                                                       (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  6,081    $    858      $ 43,461
  Accounts receivable -- net (Note 3).......................     4,162       6,153         5,384
  Prepayments and other current assets......................        78         497           786
                                                              --------    --------      --------
     TOTAL CURRENT ASSETS...................................    10,321       7,508        49,631
                                                              --------    --------      --------
Property and equipment, net (Note 4)........................     6,648       6,070         7,450
Other assets (Note 8).......................................       462         541           489
                                                              --------    --------      --------
     TOTAL ASSETS...........................................  $ 17,431    $ 14,119      $ 57,570
                                                              ========    ========      ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
  STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable and accrued expenses (Note 5)............  $  3,447    $  5,791      $  9,017
  Capital lease obligations to related party -- current
     (Note 14)..............................................     1,258       1,328           942
  Deferred revenue and customer deposits....................       490       1,024         3,334
  Deposits on preferred stock subscriptions.................       225          --            --
  Net liabilities of discontinued operations................     1,099          --            --
                                                              --------    --------      --------
     TOTAL CURRENT LIABILITIES..............................     6,519       8,143        13,293
                                                              --------    --------      --------
Notes payable to related party (Note 10)....................        --       3,229            --
Capital lease obligations to related party -- long term
  (Note 14).................................................     1,861         599            --
Deferred rent...............................................       527       1,030         1,218
                                                              --------    --------      --------
     TOTAL LIABILITIES......................................     8,907      13,001        14,511
                                                              --------    --------      --------
COMMITMENTS (NOTE 14)
MANDATORILY REDEEMABLE SERIES A CONVERTIBLE PREFERRED STOCK
  ($0.01 par value; 8,200,000 shares authorized, 6,351,767
  and 7,539,999 issued and outstanding at December 31, 1997
  and 1998, respectively, and -0- authorized, issued and
  outstanding at September 30, 1999) (Liquidating preference of $37,997, $48,097 and -0- at December 31, 1997 and 1998
  and September 30, 1999) (Note 7)..........................    37,319      47,334            --
STOCKHOLDERS' EQUITY (DEFICIT) (NOTE 9):
COMMON STOCK
  ($0.01 par value, 100,000,000 shares authorized,
  13,505,650, 13,869,786 and 27,045,001 shares issued and
  outstanding at December 31, 1997 and 1998 and September
  30, 1999, respectively)...................................       135         139           270
ADDITIONAL PAID-IN CAPITAL..................................     2,203       6,840       121,208
EQUITY ADJUSTMENT...........................................        --          --           (24)
ACCUMULATED DEFICIT.........................................   (31,133)    (53,195)      (78,395)
                                                              --------    --------      --------
     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)...................   (28,795)    (46,216)       43,059
                                                              --------    --------      --------
     TOTAL LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
      PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)....  $ 17,431    $ 14,119      $ 57,570
                                                              ========    ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             INTERWORLD CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                       -------------------------------    --------------------
                                        1996        1997        1998        1998        1999
                                       -------    --------    --------    --------    --------
                                                                              (UNAUDITED)
REVENUES, NET:
  Product licenses (Note 8)..........  $   779    $  4,883    $  9,754    $  5,392    $ 15,691
  Services (Note 8)..................    1,241       3,073       4,834       3,177      10,135
  Other..............................      408         100           2           1          --
                                       -------    --------    --------    --------    --------
     TOTAL REVENUES, NET (NOTE 11)...    2,428       8,056      14,590       8,570      25,826
                                       -------    --------    --------    --------    --------
COST OF REVENUES:
  Product licenses...................       82         278         671         311       1,088
  Services...........................    1,735       6,744       6,052       3,980      12,931
  Other..............................      322         107          --          --          --
                                       -------    --------    --------    --------    --------
     TOTAL COST OF REVENUES..........    2,139       7,129       6,723       4,291      14,019
                                       -------    --------    --------    --------    --------
     GROSS PROFIT....................      289         927       7,867       4,279      11,807
OPERATING EXPENSES:
  Research and development...........    2,362       6,863       9,558       6,626      12,304
  Sales and marketing................    2,435       8,487      11,969       7,845      16,265
  General and administrative.........    2,730       6,405       6,356       5,102       4,953
  Noncash employee compensation......       71         752       1,615       1,240       2,986
                                       -------    --------    --------    --------    --------
     TOTAL OPERATING EXPENSES........    7,598      22,507      29,498      20,813      36,508
                                       -------    --------    --------    --------    --------
     LOSS FROM OPERATIONS............   (7,309)    (21,580)    (21,631)    (16,534)    (24,701)
OTHER INCOME (EXPENSE):
  Interest income....................      112         218         265         250         445
  Interest expense...................       --        (313)       (696)       (313)       (899)
                                       -------    --------    --------    --------    --------
     TOTAL OTHER INCOME (EXPENSE)....      112         (95)       (431)        (63)       (454)
                                       -------    --------    --------    --------    --------
LOSS BEFORE INCOME TAXES.............   (7,197)    (21,675)    (22,062)    (16,597)    (25,155)
Income taxes.........................       --          --          --          --         (45)
                                       -------    --------    --------    --------    --------
LOSS FROM CONTINUING OPERATIONS......   (7,197)    (21,675)    (22,062)    (16,597)    (25,200)
                                       -------    --------    --------    --------    --------
Discontinued operations (Notes 8 and
  13):
  Expenses from discontinued
     operations of UGO Networks,
     Inc.............................       --      (1,310)         --          --          --
  Provision for operating losses to
     date of disposition.............       --        (627)         --          --          --
                                       -------    --------    --------    --------    --------
     NET LOSS........................  $(7,197)   $(23,612)   $(22,062)   $(16,597)   $(25,200)
                                       =======    ========    ========    ========    ========
Basic loss per share and diluted loss
  per share (Notes 6 and 7)..........  $ (0.53)   $  (1.75)   $  (1.60)   $  (1.21)   $  (1.54)
                                       =======    ========    ========    ========    ========
Basic loss per share and diluted loss
  per share from continuing
  operations (Notes 6 and 7).........  $ (0.53)   $  (1.61)   $  (1.60)   $  (1.21)   $  (1.54)
                                       =======    ========    ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             INTERWORLD CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                        TOTAL
                                                           COMMON STOCK       ADDITIONAL   EXCHANGE                 STOCKHOLDERS'
                                                        -------------------    PAID-IN       GAIN     ACCUMULATED      EQUITY
                                                          SHARES     AMOUNT    CAPITAL      (LOSS)      DEFICIT       (DEFICIT)
                                                        ----------   ------   ----------   --------   -----------   -------------
BALANCE AT DECEMBER 31, 1995..........................  13,500,000    $135     $     --      $ --      $   (324)      $   (189)
Issuance of Series A preferred stock warrants in
  connection with sale of Series A convertible
  preferred stock.....................................          --      --          135        --            --            135
Issuance of Series A preferred stock warrants in
  connection with equipment leases....................          --      --           49        --            --             49
Accretion of mandatorily redeemable convertible
  preferred stock to redemption value.................          --      --          (16)       --            --            (16)
Compensatory stock options issued to employees and
  consultants.........................................          --      --           99        --            --             99
Net loss..............................................          --      --           --        --        (7,197)        (7,197)
                                                        ----------    ----     --------      ----      --------       --------
BALANCE AT DECEMBER 31, 1996..........................  13,500,000    $135     $    267      $ --      $ (7,521)      $ (7,119)
Issuance of Series A preferred stock warrants in
  connection with equipment lease.....................          --      --          161        --            --            161
Issuance of Series A preferred stock warrants in
  connection with security agreement..................          --      --          104        --            --            104
Issuance of Series A preferred stock warrants for
  consulting services.................................          --      --          371        --            --            371
Issuance of Series A preferred stock warrants in
  connection with sale of Series A preferred stock....          --      --          587        --            --            587
Issuance of common stock upon exercise of stock
  options.............................................       5,650      --            7        --            --              7
Compensatory stock options issued to employees and
  consultants.........................................          --      --          788        --            --            788
Expenses related to issuance of Series A preferred
  stock...............................................          --      --          (54)       --            --            (54)
Accretion of mandatorily redeemable convertible
  preferred stock to redemption value.................          --      --          (28)       --            --            (28)
Net loss..............................................          --      --           --        --       (23,612)       (23,612)
                                                        ----------    ----     --------      ----      --------       --------
BALANCE AT DECEMBER 31, 1997..........................  13,505,650    $135     $  2,203      $ --      $(31,133)      $(28,795)
Issuance of common stock upon exercise of stock
  options.............................................     364,136       4          684        --            --            688
Compensatory stock options issued to employees and
  consultants.........................................          --      --        1,662        --            --          1,662
Issuance of Series A preferred stock warrants in
  connection with sale of Series A preferred stock....          --      --          252        --            --            252
Issuance of Series A preferred stock warrants in
  connection with loan agreement......................          --      --        1,023        --            --          1,023
Expenses related to issuance of Series A preferred
  stock...............................................          --      --          (20)       --            --            (20)
Accretion of mandatorily redeemable convertible
  preferred stock to redemption value.................          --      --         (167)       --            --           (167)
Distribution of net liabilities of UGO
  Networks, Inc. .....................................          --      --        1,203        --            --          1,203
Net loss..............................................          --      --           --        --       (22,062)       (22,062)
                                                        ----------    ----     --------      ----      --------       --------
BALANCE AT DECEMBER 31, 1998..........................  13,869,786    $139     $  6,840      $ --      $(53,195)      $(46,216)
Issuance of common stock upon exercise of stock
  options.............................................     535,216       5        1,386        --            --          1,391
Issuance of common stock upon initial public
  offering............................................   3,450,000      34       48,094        --            --         48,128
Issuance of common stock upon conversion of Series A
  and B preferred stock with initial public
  offering............................................   9,189,999      92       64,505        --            --         64,597
Compensatory stock options issued to employees and
  consultants.........................................          --      --        3,516        --            --          3,516
Accretion of mandatorily redeemable convertible
  preferred stock to redemption value.................          --      --       (2,121)       --            --         (2,121)
Expenses associated with initial public offering......          --      --       (1,012)       --            --         (1,012)
Foreign exchange gain/(loss)..........................          --      --           --       (24)                         (24)
Net loss..............................................          --      --           --        --       (25,200)       (25,200)
                                                        ----------    ----     --------      ----      --------       --------
BALANCE AT SEPTEMBER 30, 1999 (UNAUDITED).............  27,045,001    $270     $121,208      $(24)     $(78,395)      $ 43,059
                                                        ==========    ====     ========      ====      ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             INTERWORLD CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   NINE MONTHS
                                                  YEAR ENDED DECEMBER 31,      ENDED SEPTEMBER 30,
                                               -----------------------------   -------------------
                                                1996       1997       1998       1998       1999
                                               -------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................  $(7,197)  $(23,612)  $(22,062)  $(16,597)  $(25,200)
  ADJUSTMENTS TO RECONCILE NET LOSS TO NET
     CASH USED IN OPERATING ACTIVITIES:
     Provision for operating
       losses-discontinued operations........       --        627         --         --         --
     Depreciation and amortization...........      282      1,393      2,505      1,760      2,359
     Loss on disposal of property and
       equipment.............................       --         --         --         --          3
     Noncash consulting expense..............       28        407         47         47        530
     Noncash employee compensation...........       71        752      1,615      1,193      2,986
     Noncash interest expense................       --        157        338         92        787
     Changes in discontinued operations......       --       (561)      (175)       (50)        --
     Changes in assets and liabilities:
       Accounts receivable...................     (768)    (3,394)    (1,866)         2        769
       Prepaid expenses and other current
          assets.............................     (298)       249       (419)      (483)      (260)
       Accounts payable and accrued
          expenses...........................    1,657      1,790      2,300      1,170      3,262
       Deferred revenue and customer
          deposits...........................      581       (406)       534        136      2,310
       Other assets and liabilities..........     (280)      (182)        70         53         52
       Deferred rent.........................       --        527        558        431        188
                                               -------   --------   --------   --------   --------
       NET CASH USED IN OPERATING
          ACTIVITIES.........................   (5,924)   (22,253)   (16,555)   (12,246)   (12,214)
                                               -------   --------   --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.......................   (1,516)    (3,530)    (1,927)    (1,038)    (3,771)
  Capital expenditures of UGO Networks,
     Inc.....................................       --       (117)        --       (411)        --
                                               -------   --------   --------   --------   --------
     NET CASH USED IN INVESTING ACTIVITIES...   (1,516)    (3,647)    (1,927)    (1,449)    (3,771)
                                               -------   --------   --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes by UGO
     Networks, Inc...........................       --      1,150         --         --         --
  Principal payments on capital lease
     obligations.............................       --       (724)    (1,284)      (953)    (1,037)
  Proceeds from sale and leaseback of
     equipment to related party..............       --        819         --         --         --
  Net proceeds from issuance of Series A
     preferred stock.........................   13,550     24,393     10,080     10,080         --
  Proceeds from issuance of Series B
     preferred stock.........................       --         --         --         --     15,142
  Net proceeds from initial public
     offering................................       --         --         --         --     47,116
  Deposits on preferred stock
     subscriptions...........................       --        225       (225)      (225)        --
  Proceeds from exercise of common stock
     options.................................       --          7        688        635      1,391
  Proceeds from notes payable to related
     party...................................       --         --      4,000         --      1,000
  Payments of notes payable to related
     party...................................       --         --         --         --     (5,000)
  Notes payable to stockholders..............      (49)        --         --         --         --
                                               -------   --------   --------   --------   --------
     NET CASH PROVIDED BY FINANCING
       ACTIVITIES............................   13,501     25,870     13,259      9,537     58,612
                                               -------   --------   --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS...........................       --         --         --         --        (24)
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS................................    6,061        (30)    (5,223)    (4,158)    42,603
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD.....................................       50      6,111      6,081      6,081        858
                                               -------   --------   --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.....  $ 6,111   $  6,081   $    858   $  1,923   $ 43,461
                                               =======   ========   ========   ========   ========
CASH PAID FOR:
  Interest...................................  $    --   $    154   $    357   $    210   $    111
                                               =======   ========   ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             INTERWORLD CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (UNAUDITED WITH RESPECT TO SEPTEMBER 30, 1999 AND FOR
               THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. ORGANIZATION AND BUSINESS

  Organization

     InterWorld Corporation ("InterWorld") was incorporated in March 1995 under the laws of the State of Delaware. The consolidated financial statements of InterWorld include the accounts of InterWorld and its wholly owned subsidiaries, InterWorld Technology Ventures Pty, Ltd., an Australian corporation incorporated in November 1996, InterWorld U.K. Ltd., a United Kingdom corporation incorporated in May 1998, and InterWorld Corporation Japan K.K., a Japanese corporation, in July 1998. In April 1997, InterWorld formed UGO Networks, Inc., ("UGO", formerly ActionWorld, Inc.) under the laws of the State of Delaware. Until March 30, 1998 InterWorld was the majority owner of UGO and UGO is included in the consolidated financial statements of InterWorld at December 31, 1997. On March 30, 1998, InterWorld completed a spin-off distribution of UGO (Note 13).

  Business

     InterWorld is a provider of Internet commerce software solutions that enable manufacturers, distributors and retailers to conduct business over the Internet. InterWorld's products, called "Enterprise Commerce" software, enable companies to build their online businesses and integrate them with their existing business practices and enterprise systems. InterWorld derives its revenues from its family of enterprise commerce software consisting of its Commerce Exchange platform, applications, tools and business adapters.

2. LIQUIDITY

     InterWorld has incurred significant operating losses since inception. At December 31, 1998 and September 30, 1999, InterWorld had an accumulated deficit of $53,195 and $78,395, respectively, and working capital (deficit) of ($635) and $36,338, respectively. Such losses have resulted principally from product development costs, sales and marketing costs and general and administrative costs associated with InterWorld developing its products and expanding its level of operations. In order to fund these efforts, InterWorld completed private placements of its mandatorily redeemable Series A Convertible Preferred Stock ("Series A Preferred") during 1996, 1997 and 1998 (Note 7). InterWorld utilized the net proceeds from these issuances to fund operations and for working capital requirements. The Company also completed a private placement of its mandatorily redeemable Series B Convertible Preferred Stock ("Series B Preferred") in January 1999 providing gross proceeds of approximately $16,500 (Note 15). Effective as of May 1998, InterWorld's secured loan agreement with a holder of Series A Preferred was amended to increase to $11,000 the maximum borrowings that could be made by InterWorld to fund its future cash requirements (Note 10).

     The accompanying consolidated financial statements have been prepared assuming InterWorld will continue as a going concern. InterWorld's net losses and negative cash flows from operations and expected additional losses raise substantial doubt about its present ability to continue as a going concern. InterWorld's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations as they come due.

     Management is also actively pursuing other financing options which include securing additional equity financing through an initial public offering. If for any reason the initial public offering is delayed or postponed, InterWorld intends to seek additional private equity financing. Management believes that sufficient funding will be available to meet its planned business objectives for a reasonable period of time;

                             INTERWORLD CORPORATION
however, there can be no assurance that InterWorld will be successful in its efforts to raise additional capital. The consolidated financial statements do not include any adjustments relating to the recoverability of the carrying amount of the recorded assets or the amount of liabilities that might result from the outcome of these uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of consolidation

     The accompanying consolidated financial statements include the accounts of InterWorld and its wholly owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

     Assets and liabilities of InterWorld's foreign subsidiaries are translated to U.S. dollars based on exchange rates at the end of the respective reporting period. Income and expense items are translated at average exchange rates during the period. Transaction gains and losses are included in the determination of operating expenses.

  Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash equivalents

     Cash equivalents, which are stated at cost, consist of short-term, highly liquid investments, with original maturities of less than three months when purchased. Interest is accrued as earned.

  Accounts receivable -- net

     Accounts receivable are stated net of allowance for doubtful accounts of $622, $1,217 and $1,508 at December 31, 1997, 1998 and September 30, 1999,
respectively.

  Equipment

     Equipment is stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets as follows:

Computer equipment and software       3 years
Leasehold improvements                Shorter of lease term or estimated useful life
Furniture and fixtures                5 years
Office equipment                      3 years

  Equity adjustment

     Equity adjustment includes foreign currency translation adjustments, a component of comprehensive income amounting to $(24) for the nine months ended September 30, 1999.

                             INTERWORLD CORPORATION

  Revenue recognition

     Effective January 1, 1997 InterWorld adopted AICPA Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 provides guidance on when and in what amounts revenue should be recognized for licensing, selling, leasing, or otherwise marketing computer software. The adoption of SOP 97-2 did not have a material impact on InterWorld's results of operations for the year ended December 31, 1997.

     During 1998, InterWorld also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative vendor specific objective evidence of the elements. The adoption of SOP 98-9 did not have a material impact on InterWorld's results of operations for the year ended December 31, 1998.

  Product licenses

     Revenue from the licensing of InterWorld's software products is recognized upon delivery to the customer, pursuant to an executed software licensing agreement when no significant vendor obligations exist, the fee is fixed or determinable and collection is probable. If acceptance by the customer is required, revenue is recognized upon customer acceptance. Amounts received from customers in advance of product shipment are classified as deposits from customers. InterWorld enters into reseller arrangements for its products that typically provide for license fees payable to InterWorld based on a percentage of InterWorld's list price. License revenues from InterWorld's reseller arrangements are recognized when the fee is fixed or determinable upon delivery by the reseller when collection is probable.

  Services revenue

     Revenue from professional services, such as custom development, installation and integration support, is recognized as the services are rendered. Contracts for professional services requiring significant production, modification or customization to InterWorld's software products are recognized on a percentage of completion basis.

     Revenue from maintenance and customer support services, such as telephone support and product enhancements is recognized ratably over the period of the agreement under which the services are provided, typically one year.

     Deferred revenue consists principally of billings in advance for services not yet provided.

  Advertising costs

     Advertising costs included in sales and marketing expenses are expensed as incurred and approximated $204, $455, $470 and $628 for the years ended December 31, 1996, 1997, 1998, and for the nine months ended September 30, 1999, respectively.

  Research and development

     InterWorld charges all costs incurred to establish the technological feasibility of a product or product enhancement to research and development expense as incurred.

  Fair value of financial instruments

     The carrying values of accounts receivable, accounts payable, accrued expenses and notes payable approximates their fair values due to the relatively short maturity of these instruments.

                             INTERWORLD CORPORATION

  Interim financial data

     The unaudited financial data at September 30, 1999 and for the nine months ended September 30, 1998 and 1999 have been prepared by management and include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and cash flows. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the operating results to be expected for the entire year ending December 31, 1999.

  Income taxes

     Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

  New accounting pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. At September 30, 1999 InterWorld did not own any derivative instruments and had not engaged in any hedging activities during the nine months ended September 30, 1999. InterWorld does not expect to purchase derivative instruments or enter into hedging activities in the foreseeable future.

4. PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following at December 31, 1997, 1998 and September 30, 1999:

                                                         DECEMBER 31,
                                                       ----------------    SEPTEMBER 30,
                                                        1997      1998         1999
                                                       ------    ------    -------------
Computer equipment and software......................  $4,196    $5,967       $8,142
Office equipment.....................................   1,330     1,447        1,491
Leasehold improvements...............................   1,967     1,974        3,003
Furniture and fixtures...............................     835       867        1,348
                                                       ------    ------       ------
                                                        8,328    10,255       13,984
Less: Accumulated depreciation and amortization......  (1,680)   (4,185)      (6,534)
                                                       ------    ------       ------
Property and equipment, net..........................  $6,648    $6,070       $7,450
                                                       ======    ======       ======

     Computer equipment and software, office equipment, and furniture and fixtures include approximately $2,024, $1,149 and $827, respectively, of fixed assets acquired under capital leases at December 31, 1997, 1998 and September 30, 1999. Accumulated depreciation related to these assets approximated $1,536, $2,108 and $3,082 for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, respectively.

                             INTERWORLD CORPORATION

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses are comprised of the following at December 31, 1997, 1998 and September 30, 1999:

                                                         DECEMBER 31,
                                                       ----------------    SEPTEMBER 30,
                                                        1997      1998         1999
                                                       ------    ------    -------------
Trade accounts payable...............................  $  607    $3,047       $3,816
Accrued commissions..................................     509       264          771
Accrued incentive compensation.......................     856       615        1,884
Accrued professional fees............................     160       674          393
Accrued financing fees...............................      --        --          517
Other accrued expenses...............................   1,315     1,191        1,636
                                                       ------    ------       ------
                                                       $3,447    $5,791       $9,017
                                                       ======    ======       ======

6. LOSS PER COMMON SHARE

     Effective December 31, 1997, InterWorld adopted SFAS No. 128, "Earnings per Share" ("SFAS 128") which requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). SFAS 128 also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

     All prior periods presented have been restated for the adoption of SFAS
128.

     The computations of basic loss per share and diluted loss per share for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 are as follows:

                                                                            NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                              ---------------------------------------   -------------------------
                                 1996          1997          1998          1998          1999
                              -----------   -----------   -----------   -----------   -----------
Net loss....................  $    (7,197)  $   (23,612)  $   (22,062)  $   (16,597)  $   (25,200)
                              -----------   -----------   -----------   -----------   -----------
Loss from continuing
  operations................       (7,197)      (21,675)      (22,062)      (16,597)      (25,200)
                              -----------   -----------   -----------   -----------   -----------
Weighted average shares
  outstanding used for basic
  loss and diluted loss per
  share.....................   13,500,000    13,500,709    13,771,371    13,740,261    16,319,033
Basic loss and diluted loss
  per share.................  $     (0.53)  $     (1.75)  $     (1.60)  $     (1.21)  $     (1.54)
                              ===========   ===========   ===========   ===========   ===========
Basic loss and diluted loss
  per share from continuing
  operations................  $     (0.53)  $     (1.61)  $     (1.60)  $     (1.21)  $     (1.54)
                              ===========   ===========   ===========   ===========   ===========

     At December 31, 1998, outstanding options to purchase 3,428,155 shares of common stock, with exercise prices ranging from $1.25 to $8.50 per share, and at September 30, 1999 options to purchase

                             INTERWORLD CORPORATION

4,562,196 shares of common stock, with exercise prices ranging from $1.25 to $15.00, have been excluded from the computation of diluted loss per share as they are antidilutive. Outstanding warrants to purchase 534,070 shares of common stock (Note 7) with exercise prices ranging from $2.00 to $9.775 per share were also antidilutive and excluded from the computation of diluted loss per share at both December 31, 1998 and September 30, 1999. Common shares issuable upon conversion of Series A Preferred and Series B Preferred (Note 7) have also been excluded from the computation of diluted loss per share at December 31, 1998 as they are antidilutive.

     In January, 1999, InterWorld completed the sale and issuance of 1,650,000 shares of Series B Preferred which are convertible into common stock (Note 15). InterWorld also granted options to purchase 1,604,567 shares of common stock (Note 15) in February 1999.

7. COMMON STOCK AND CONVERTIBLE PREFERRED STOCK

  Common and preferred stock splits

     Effective March 5, 1996, InterWorld implemented a 5,400-for-1 stock split, effected in the form of a stock dividend, applicable to all issued and outstanding shares of InterWorld's common stock.

     On July 12, 1996, InterWorld implemented a 2.5-for-1 stock split applicable to all issued and outstanding shares of InterWorld's common and preferred stock (without changing the par value thereof).

     All common and preferred shares and related per share data reflected in the accompanying financial statements and notes thereto, have been presented as if the stock splits had occurred on January 1, 1996.

  Common Stock

     In June 1998, the Board of Directors authorized an increase in the number of authorized shares of InterWorld's common stock from 27,000,000 shares to 35,000,000 shares. The Board of Directors also authorized an increase to 100,000,000 shares of common stock to be effective upon commencement of InterWorld's initial public offering. In addition, the Board of Directors also approved the authorization of an additional 15,000,000 shares of preferred stock, $.01 par value.

  Mandatorily redeemable Series A and B Convertible Preferred Stock

     At December 31, 1998, InterWorld had authorized the issuance of 8,200,000 shares of preferred stock, $.01 par value. Such preferred shares have been designated as Series A Preferred. The holders of Series A Preferred are entitled to (i) share in dividends on a pro-rata basis with common stockholders on an as-converted basis; (ii) a liquidation preference equal to the sum of the price paid per share and all declared and unpaid dividends (the "Preference Amount");
(iii) demand redemption of the Preference Amount in the event of a merger where the shareholders of InterWorld do not control the surviving entity or a sale of all or substantially all of InterWorld's assets; (iv) mandatory redemption of the Preference Amount in cash at any date on or after March 2003 by a majority vote of the Series A preferred holders; (v) vote on all matters on an as converted basis; and (vi) convert to common stock at the Preference Amount multiplied by the shares to be converted divided by the conversion price (the "Conversion Price") per share. The initial Conversion Price is equal to the issuance price per share of Series A Preferred, and is subject to adjustment in the event shares of common stock are issued without consideration or for consideration per share less than the conversion price.

                             INTERWORLD CORPORATION

     As of December 31, 1998, InterWorld had sold and issued in six private placements an aggregate of 7,539,999 shares of Series A Preferred. A summary of the issuances are as follows:

                                                              CARRYING VALUE
                                      ISSUANCE                 DECEMBER 31,
                                        PRICE      GROSS     -----------------   REDEMPTION
DATE                       SHARES     PER SHARE   PROCEEDS    1997      1998       VALUE
----                      ---------   ---------   --------   -------   -------   ----------
March 1996..............  1,287,500    $ 2.00     $ 2,575    $ 2,475   $ 2,494    $ 2,575
July 1996...............  1,056,631     4.732       5,000      5,000     5,000      5,000
December 1996...........    956,000      6.25       5,975      5,975     5,975      5,975
January - June 1997.....    164,000      6.25       1,025      1,025     1,025      1,025
August 1997.............  1,122,931      7.50       8,422      8,422     8,422      8,422
September 1997..........  1,764,705      8.50      15,000     14,422    14,532     15,000
March 1998..............  1,188,232      8.50      10,100         --     9,886     10,100
                          ---------               -------    -------   -------    -------
          Total.........  7,539,999               $48,097    $37,319   $47,334    $48,097
                          =========               =======    =======   =======    =======

     The Series A Preferred shares are subject to automatic conversion upon consummation of an underwritten public offering of InterWorld's common stock providing aggregate proceeds, net of underwriting discounts and commissions, of greater than $10,000.

     In connection with the March 1996 Series A Preferred issuance, InterWorld issued warrants to an investor to purchase 103,420 shares of Series A Preferred, at an exercise price of $2.00 per share. The fair value of the warrants in the amount of $135 has been recorded to additional paid-in capital. The warrants may be exercised at any time and expire ten years from issuance or five years from the effective date of InterWorld's initial public offering, whichever is later.

     In connection with the September 1997 Series A Preferred issuance, InterWorld issued warrants to purchase an aggregate of 110,294 shares of its Series A Preferred, at an exercise price of $9.775 per share, as a placement fee. The fair value of the warrants in the amount of $587 has been recorded to additional paid-in-capital.

     InterWorld incurred cash expenses of $54 and $20 during 1997 and 1998, respectively, in connection with the Series A Preferred issuances.

     In November 1997, InterWorld had authorized the issuance of 1,188,235 shares of Series A Preferred at $8.50 per share. As of December 31, 1997, InterWorld had received deposits in the amount of $225 for subscriptions to purchase 26,471 shares.

     During 1997, InterWorld issued warrants to purchase 75,000 shares of Series A Preferred at $7.50 per share to a financial advisor. The fair value of the warrants in the amount of $371 was expensed during 1997.

     In March 1998, in connection with the sale and issuance of Series A Preferred, InterWorld issued warrants to purchase an aggregate of 39,864 shares of its Series A Preferred at an exercise price of $9.775 per share as a placement fee. The fair value of the warrants in the amount of $252 has been recorded to paid-in-capital.

     The excess of the redemption value over the carrying value of Series A Preferred is being recorded by periodic charges to stockholders' equity through March 2003, the earliest date at which the Series A Preferred holders may require redemption of their shares.

                             INTERWORLD CORPORATION

8. TRANSACTIONS WITH RELATED PARTIES

     During 1996 and 1997, InterWorld recognized product license and service revenues from sales to a holder of Series A Preferred of $156 and $12, respectively.

     In May 1996, InterWorld made loans in the aggregate amount of $193, bearing interest at a rate of 6% per annum, to its three co-founders. The principal and interest on the loans to two of the founders, in the aggregate amount of $114, will be forgiven in equal installments starting in 1999, except that if either of them voluntarily terminates his employment or service as a director prior to May 2001, his loan including interest will become due and payable in May 2001. In May 1998 the third founder repaid $23 of the principal amount of his loan, reducing the principal amount of the loan to $75. The balance of such loan was forgiven and expensed in June 1998. Interest income from such loans amounted to $7, $12, $9 and $3 for the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1999, respectively. At December 31, 1997 and 1998 and September 30, 1999 other assets included $211, $114 and $71, respectively, in amounts due from co-founders.

     During 1998, InterWorld recognized product licenses and service revenues from sales to UGO of $474. All sales to UGO were for product licenses and services provided subsequent to UGO's spin-off on March 30, 1998 (Note 13).

9. STOCK OPTION, DEFINED CONTRIBUTION AND PROFIT SHARING PLANS

  Stock option plans

     In March 1996, InterWorld implemented its 1996 Stock Option Plan (the "Plan") whereby incentive and nonqualified options to purchase shares of InterWorld's stock may be granted to directors and employees of InterWorld and its subsidiaries. In June 1998, the Board of Directors approved amendments to the Plan whereby the aggregate number of shares of common stock for which options may be granted under the Plan was increased to 6,600,000. The exercise and vesting periods and the exercise price for options granted under the Plan are determined by the Board of Directors or a Committee of the Board of Directors. The Plan stipulates that no option may be exercisable after seven years from the date of grant. The fair market value of InterWorld's common stock is determined by the Board of Directors. Options granted under the Plan generally vest over a period of five years, 20% on the first anniversary of the date of grant and 5% each quarter thereafter.

     The following tables summarize activity regarding stock options for the years ended December 31, 1996, 1997 and 1998:

                                    1996                     1997                     1998
                            ---------------------    ---------------------    ---------------------
                                         WEIGHTED                 WEIGHTED                 WEIGHTED
                             SHARES      AVERAGE      SHARES      AVERAGE      SHARES      AVERAGE
                              UNDER      EXERCISE      UNDER      EXERCISE      UNDER      EXERCISE
                             OPTION       PRICE       OPTION       PRICE       OPTION       PRICE
                            ---------    --------    ---------    --------    ---------    --------
Options outstanding,
  beginning of year.......         --                1,269,750     $1.25      2,904,737     $1.71
Options granted...........  1,271,750     $1.25      1,821,749     $2.00        875,068     $4.25
Options granted...........         --                       --                  291,050     $8.50
Options exercised.........         --                   (5,650)    $1.25       (364,136)    $1.89
Options forfeited.........     (2,000)    $1.25       (181,112)    $1.38       (278,564)    $2.39
                            ---------                ---------                ---------
Options outstanding, end
  of year.................  1,269,750     $1.25      2,904,737     $1.71      3,428,155     $2.86

                             INTERWORLD CORPORATION

                                                                      WEIGHTED AVERAGE
                                            OPTIONS OUTSTANDING AT       REMAINING
                                              DECEMBER 31, 1998       CONTRACTUAL LIFE
                                            ----------------------    ----------------
At $1.25..................................          902,750                 5.0
At $2.00..................................        1,455,579                 5.6
At $4.25..................................          781,576                 6.2
At $8.50..................................          288,250                 6.5

     InterWorld applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations in accounting for its Plan and other stock-based compensation issued to employees. During the years ended December 31, 1996, 1997 and 1998, InterWorld has recognized compensation expense for options granted to employees of $71, $752 and $1,615, respectively. InterWorld estimates that it will recognize compensation expense in an aggregate amount of $4,385 in future years as options vest for grants made during 1996, 1997 and 1998 (see Note 15 for compensation expense for Options granted in 1999).

     During 1996, 1997 and 1998, InterWorld issued 20,000, 15,000 and 8,706 options, respectively, to third party consultants in exchange for services. InterWorld has recognized non-cash expense of $28 in 1996, $36 in 1997 and $47 in 1998 based on the fair value of such options at the date of grant.

     Had compensation cost for options grants to employees been determined based upon the fair value at the date of grant for awards under the Plan consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock Based Compensation," ("SFAS 123"), InterWorld's net loss and loss per share for the years ended December 31, 1996, 1997 and 1998 would have increased by approximately $115, or $0.01 per share, $677 or $0.05 per share, and $1,568 or $0.11 per share, respectively.

     The fair values of options granted to employees during the years ended December 31, 1996, 1997 and 1998 have been determined on the date of the respective grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                           1996       1997       1998
                                                          -------    -------    -------
Dividend yield..........................................     None       None       None
Weighted average risk-free interest rate on date of
  grant.................................................    6.21%      5.90%      5.11%
Forfeitures.............................................     None       None       None
Expected life...........................................  5 years    5 years    5 years
Volatility..............................................      75%        75%        85%

  Defined contribution plan

     InterWorld has a defined contribution savings plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code. Participants may contribute up to 15% of their gross wages not to exceed, in any given year, a limitation set by Internal Revenue Service regulations. The Plan provides for discretionary contributions to be made by InterWorld as determined by its Board of Directors. InterWorld has not made any contributions to the Plan.

10. SECURED LOAN AGREEMENT

     Effective as of May 1998, InterWorld's secured loan agreement with a holder of common stock was amended under which maximum borrowings by InterWorld were increased to $11,000. The loan accrues interest, which is payable monthly, at a rate of 10% per annum and is secured by the accounts receivable of InterWorld. InterWorld may borrow amounts under the line for a period of twelve months subsequent to its initial borrowing under the loan agreement or until completion of an initial public offering by

                             INTERWORLD CORPORATION

InterWorld. The loan principal is due and payable the later of 15 months from the initial borrowing or 21 months from the date of the agreement. The initial borrowing under the loan agreement occurred on October 26, 1998. (Note 15)

     At December 31, 1998, InterWorld had $4,000 in outstanding borrowings under the loan agreement. Interest expense recognized on the loan in 1998 amounted to $60.

     The amount of $3,229 presented as notes payable to stockholders on the balance sheet at December 31, 1998 is net of unamortized debt discount.

     The lender was issued a warrant to purchase 51,766 shares of Series A Preferred at an exercise price of $9.775 per share upon execution of the loan agreement. The lender was also issued a warrant to purchase an additional 51,766 shares of Series A Preferred at a price of $9.775 per share upon InterWorld's initial borrowing under the loan agreement in October, 1998.

     The aggregate fair value of the warrants in the amount of $1,023 has been recorded as debt discount on the loan obligation and is being amortized to interest expense over a period of twelve months.

11. CONCENTRATIONS OF RISK AND CUSTOMER INFORMATION

     Financial instruments which potentially subject InterWorld to concentrations of credit risk are primarily cash, accounts receivable, accounts payable, and notes payable. InterWorld generally does not require collateral and the majority of its trade receivables are unsecured. InterWorld sells its products to a wide range of commercial enterprises. InterWorld had no significant foreign revenue in any of the periods presented.

     For the year ended December 31, 1996, two customers accounted for 31% and 17% of net revenues. For the year ended December 31, 1997, two different customers accounted for 11% and 10% of net revenues. For the year ended December 31, 1998, another customer accounted for 14% of net revenues. For the nine months ended September 30, 1999, no customers accounted for more than 10% of net revenues.

     For the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999, InterWorld's foreign sales were not material.

12. INCOME TAXES

     InterWorld has incurred losses since inception which have generated net operating loss carryforwards of approximately $39,210 and $43,718 at December 31, 1998 and September 30, 1999, respectively, for federal and state income tax purposes. These carryforwards are available to offset future taxable income and expire in 2011 through 2019. At December 31, 1998 and September 30, 1999, InterWorld also had research and development tax credit carryforwards in the amount of $1,437 and $790, respectively, which expire in 2002 through 2019.

     Section 382 of the Internal Revenue Code of 1986, as amended (the "IRC"), places a limitation on the utilization of federal net operating loss carryforwards upon the occurrence of an ownership change. In general, a change in ownership occurs when a greater than 50 percent change in ownership takes place over a three year testing period. The annual utilization of net operating loss carryforwards generated prior to such change is limited, in any one year, to a percentage of the entity's fair value at the time of the change in ownership. As a result of certain equity transactions consummated by InterWorld, a change in ownership, as defined by Section 382 of the IRC, has occurred during the nine months ended September 30, 1999.

                             INTERWORLD CORPORATION

     The net operating loss carryforwards and temporary differences between carrying amounts of assets and liabilities for financial reporting and income tax purposes result in a net deferred tax benefit of $21,842 and $29,251 at December 31, 1998 and September 30, 1999, respectively. InterWorld's operating plans anticipate taxable income in future periods; however, such plans make significant assumptions which cannot be reasonably assured, including market acceptance of InterWorld's products and services by customers. Therefore, in consideration of InterWorld's accumulated losses and the uncertainty of its ability to utilize this deferred tax benefit in the future, InterWorld has recorded a valuation allowance in the amount of $21,842 and $29,251 at December 31, 1998 and September 30, 1999, respectively, to offset the deferred tax benefit amount.

     Significant components of the noncurrent deferred tax asset at December 31, 1997 and 1998 and September 30, 1999 are as follows:

                                                        DECEMBER 31,
                                                     ------------------    SEPTEMBER 30,
                                                      1997       1998          1999
                                                     -------    -------    -------------
Deferred tax assets:
  Net operating loss...............................  $10,690    $17,250      $ 19,236
Net operating loss of discontinued operations......      616         --            --
  Provision for losses of discontinued operations
     to date of disposition........................      295         --            --
  Foreign operating loss carryforward..............      792      1,781         3,070
  Accruals, reserves and other.....................    1,273      1,061         2,853
  Capitalized research and development.............       --         --         2,840
  Research and development credits.................      481      1,437           790
  Depreciation.....................................       --        101           345
  Nonqualified stock options and warrants..........      204        212           166
                                                     -------    -------      --------
     Total deferred tax assets.....................   14,351     21,842        29,300
                                                     -------    -------      --------
Deferred tax liabilities:
  Depreciation.....................................      (77)        --           (49)
                                                     -------    -------      --------
     Total deferred tax liabilities................      (77)        --           (49)
                                                     -------    -------      --------
Net deferred tax asset.............................   14,274     21,842        29,251
Less: valuation allowance..........................  (14,274)   (21,842)      (29,251)
                                                     -------    -------      --------
Deferred tax asset, net............................  $    --    $    --      $     --
                                                     =======    =======      ========

     The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. income tax rate to income (loss) before taxes as follows:

                                                                              NINE MONTHS
                                                       YEAR ENDED                ENDED
                                               --------------------------    SEPTEMBER 30,
                                               1996       1997       1998        1999
                                               ----    ----------    ----    -------------
Federal income tax statutory rate............  (35)%      (35)%      (35)%       (35)%
State income taxes, net of federal tax
  benefit....................................  (12)       (12)        (9)         (9)
Excess foreign tax benefits..................   --         --          4           7
Incentive stock options......................   --          1          3           5
Other nondeductible items....................   --         --          3           3
Increase in valuation allowance..............   47         46         34          29
                                               ---        ---        ---          --
Income tax rate as recorded..................   --         --         --          --
                                               ===        ===        ===          ==

                             INTERWORLD CORPORATION

13. DISCONTINUED OPERATIONS

     On March 30, 1998, InterWorld completed a spin-off distribution of its subsidiary UGO, reducing its majority ownership to a minority interest of approximately 18%. Since March 30, 1998, InterWorld's minority interest in UGO has decreased to approximately 5.5% as a result of private equity financings by UGO. Common shares of UGO were distributed to the InterWorld's common and preferred stockholders of record as of March 30, 1998 on the basis of 0.18 a common share of UGO for each common and preferred share (on an as converted basis) of InterWorld. UGO is an online retailer of game and entertainment software.

     InterWorld has presented UGO as a discontinued operation in the Consolidated Statement of Operations for the year ended December 31, 1997. A provision of $627 for estimated operating losses through the disposal date was recorded at December 31, 1997. The cost of disposal was not significant.

     A summary of the net liabilities distributed is as follows:

                                                DECEMBER 31, 1997    MARCH 30, 1998
                                                -----------------    --------------
Cash..........................................       $   596            $    96
Equipment, net................................            92                315
Other current assets..........................            20                 53
Notes payable.................................        (1,150)            (1,400)
Accounts payable and accrued expenses.........           (30)              (113)
                                                     -------            -------
                                                     $  (472)           $(1,049)
                                                     =======            =======

     InterWorld has not guaranteed and is not contingently liable for any obligations of UGO. InterWorld carries it's investment in UGO at cost and it has no continuing significant involvement in the operations of UGO.

     During 1997, UGO had no revenues and incurred net losses of $1,310. The basic loss per share and diluted loss per share for the year ended December 31, 1997 attributable to discontinuance of the operations of UGO was approximately $0.14 per share.

14. COMMITMENTS

  Leases

     InterWorld has entered into noncancelable operating leases primarily for office space, furniture and office equipment with initial or remaining terms of six months or more. Total rent expense amounted to $365, $1,349, and $1,283 for the years ended December 31, 1996, 1997 and 1998, respectively.

     During 1997, InterWorld completed a sale-leaseback transaction with a holder of Series A Preferred, selling computer equipment, office equipment, and furniture and fixtures of $878, net of accumulated depreciation, for $819, and realizing a loss of $59. The lease has been accounted for as a capital lease. During 1997 InterWorld acquired computer equipment, office equipment, and furniture and fixtures pursuant to capital lease agreements with the Series A Preferred holder. The leases had an aggregate initial principal amount of $3,181. In connection with the leases InterWorld issued the lessor in March 1996 and February 1997 warrants to purchase 37,500, and 39,200 shares of Series A Preferred, at exercise prices of $2.00 and $6.25 per share, respectively. The aggregate fair value of the warrants in the amount of $210 has been recorded as debt discount on the related capital lease obligation and is being amortized to interest expense over the term of the lease. During 1997 and 1998, InterWorld recognized interest expense of $52 and $70 related to the warrants.

                             INTERWORLD CORPORATION

     Future minimum lease payments by year under operating and capital leases with initial or remaining terms of one year or more consisted of the following at December 31, 1998:

YEAR                                                       OPERATING    CAPITAL
----                                                       ---------    -------
1999.....................................................   $1,006      $1,505
2000.....................................................    1,138         627
2001.....................................................      930          --
2002.....................................................      852          --
2003.....................................................      825          --
2004 and thereafter......................................    3,836          --
                                                            ------      ------
     Total minimum lease payments........................   $8,587       2,132
                                                            ------      ------
Less: Amounts representing interest......................                  118
                                                                        ------
Present value of future minimum lease payments...........                2,014
Less: Current maturities.................................                1,398
                                                                        ------
     Capital lease obligations-long term.................               $  616
                                                                        ======

     In January 1997, a Series A Preferred holder of InterWorld issued an irrevocable letter of credit with a term of one year, in the amount of $1,579 as security for performance under an office space lease. As consideration for the issuance, InterWorld issued the stockholder warrants to purchase 25,260 shares of Series A Preferred, at an exercise price of $6.25. The fair value of such warrants in the amount of $104 was recorded as interest expense during 1997.

15. SUBSEQUENT EVENTS (UNAUDITED)

     In January 1999, InterWorld completed the sale and issuance of 1,650,000 shares of Series B Preferred at $10.00 per share, providing gross proceeds of $16,500 and net proceeds, after deducting placement fees and other expenses paid by InterWorld, of $15,510. Except with respect to potential adjustments to the conversion price, InterWorld's Series B Preferred shares provide the same rights and preferences as those of prior Series A Preferred issuances.

     In January 1999, InterWorld utilized a portion of the net proceeds from the issuance of Series B Preferred to repay the $4,000 under its secured loan agreement (Note 10).

     In February 1999, InterWorld granted to employees and consultants options to purchase 1,604,567 shares of common stock, all at an exercise price of $10.00 per share. InterWorld estimates it will recognize approximately $8,556 of compensation expense over the vesting period of these options.

     In May 1999, the Board of Directors of InterWorld authorized management to pursue an underwritten sale of shares of InterWorld's common stock in an initial public offering pursuant to the Securities Act of 1933.

     InterWorld adopted an employee stock purchase plan. Under the plan, eligible employees are provided an opportunity to purchase shares of InterWorld's common stock through regular payroll deductions. The total number of shares of common stock that are authorized for issuance under the plan is 1,000,000. Employees are given an opportunity to purchase shares of common stock during consecutive six-month periods, and the right to purchase shares will expire on the last day of the six-month period. The purchase price for shares offered under the plan for the plan period ending February 29, 2000 will be equal to a percentage designated by the compensation committee of the Board of Directors (not less than

                             INTERWORLD CORPORATION

85%) of the closing price of InterWorld's common stock on February 29, 2000 as reported on The Nasdaq Stock Market's National Market. For each subsequent six-month period the purchase price for shares offered under the plan will be equal to a percentage designated by the compensation committee of the Board of Directors (not less than 85%) of the lower of the fair market value of InterWorld's common stock at the commencement or termination of the six-month period. The plan will expire on the tenth anniversary of the effective date of the plan.

     Effective October 1999, InterWorld extended its lease and leased additional office space at its current location. As a result, annual rental costs will increase to approximately $3.1 million. This lease expires in December 2015. InterWorld has subleased a portion of the space for an annual rental of approximately $1.5 million. The sublease expires December 2015, subject to InterWorld's right to terminate all or a portion of the subleased space under specific circumstances.

     On August 11, 1999, InterWorld granted to employees and one consultant options to purchase 866,550 shares of common stock, all at an exercise price of $15.00 per share. InterWorld recognized approximately $122 in noncash compensation expense during the nine months ended September 30, 1999 and estimates that it will recognize no additional compensation expense over the remaining vesting period of these options.

     On August 11, 1999, the Compensation Committee of the Board of Directors of InterWorld agreed to automatically vest previously unvested options to purchase an aggregate of 334,818 shares of common stock. InterWorld recognized approximately $429 of noncash compensation expense upon the vesting of these options during the nine months ended September 30, 1999.

     On August 16, 1999, InterWorld completed an initial public offering in which InterWorld sold 3,000,000 shares of common stock at a price of $15 per share. The net proceeds from the sale of shares in the initial public offering were approximately $40.8 million, after deducting underwriting discounts and commissions and estimated expenses of $1.0 million payable by InterWorld. On September 1, 1999, InterWorld received additional net proceeds of approximately $6.3 million when the underwriter exercised an option granted to it in connection with the initial public offering to purchase 450,000 additional shares from InterWorld to cover over-allotments.

     Also upon completion of the initial public offering, previously unvested options to purchase 178,570 shares of common stock automatically vested. InterWorld recognized approximately $229 of noncash compensation expense upon the vesting of these options during the nine months ended September 30, 1999.

     Upon the completion of the initial public offering, 7,539,999 shares of Series A Preferred and 1,650,000 shares of Series B Preferred converted into an aggregate of 9,189,999 shares of common stock. In addition, outstanding warrants to purchase 534,070 shares of Series A Preferred converted to equivalent outstanding warrants to purchase 534,070 shares of common stock. These warrants are excluded from the calculation of basic loss and diluted loss per share, as they were antidilutive.

     During the nine months ended September 30, 1999, InterWorld issued 535,216 shares of common stock from employee exercises of outstanding options.

     At September 30, 1999, InterWorld had repaid all outstanding borrowings under its secured loan agreement, which has been terminated. Interest expense recognized on the loan in the nine months ended September 30, 1999 amounted to $16.

     On October 12, 1999, InterWorld granted to employees options to purchase 94,600 shares of common stock, all at an exercise price of $30.00 per share. InterWorld estimates that it will recognize $1,380 in additional non cash compensation expense over the remaining vesting period of these options.

                             INTERWORLD CORPORATION

     In November 1999, in connection with an employment agreement with Interworld's Chief Executive Officer, Interworld agreed to loan the officer $750 to assist in his relocation expenses. The loan will bear interest at the prime rate and is due to be repaid upon the sale of his former principal residence.

     On December 1, 1999, InterWorld granted to employees options to purchase 1,577,150 shares of common stock, all at an exercise price of $51.125 per share, of which 275,094 were subject to stockholder approval of InterWorld Corporation 2000 Equity Incentive Plan that was obtained in January 2000.

     In January 2000, the shareholders of InterWorld approved the InterWorld Corporation 2000 Equity Incentive Plan. The aggregate number of shares of common stock for which options may be granted under the Plan is 3,000,000 plus any shares not covered by an option granted under the 1996 Stock Option Plan. The exercise and vesting periods and the exercise price for options granted under the Plan are determined by the Board of Directors or a Committee of the Board of Directors. The fair market value of InterWorld's common stock is determined by the Board of Directors. Options granted under the Plan generally vest over a period of four years, 25% on the first anniversary of the date of grant and 6.25% each quarter thereafter.

     In January 2000, InterWorld granted to an executive officer options to purchase 150,000 shares of common stock at an exercise price of $15.00. InterWorld estimates that it will recognize $8,625 in additional compensation expense over the remaining vesting period of these options.

     In January 2000, InterWorld vested previously unvested options to purchase 25,000 shares of common stock granted to a consultant. InterWorld will recognize approximately $304 in noncash compensation expense in January 2000.

     In January 2000, the Board of Directors of InterWorld authorized management to pursue an underwritten sale of shares of InterWorld's common stock in a follow-on public offering pursuant to the Securities Act of 1933.

                            [INSIDE BACK COVER ART]

                               [INTERWORLD LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........  $ 80,834
National Association of Securities Dealers, Inc. filing
  fee.......................................................    31,119
Nasdaq National Market listing fee..........................    17,500
Accountants' fees and expenses..............................   100,000
Legal fees and expenses.....................................   100,000
Blue Sky fees and expenses..................................     7,500
Transfer Agent's fees and expenses..........................     5,000
Printing and engraving expenses.............................   200,000
Miscellaneous...............................................    28,047
                                                              --------
Total expenses..............................................  $570,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law and our certificate of incorporation and bylaws limit the monetary liability of directors to us and to our stockholders and provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of us, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We also have indemnification agreements with directors and officers that provide for the maximum indemnification allowed by law. Reference is made to our certificate of incorporation, bylaws and form of Indemnification Agreement for Officers and Directors filed as Exhibits 3.1, 3.2 and 10.3 hereto, respectively.

     We have an insurance policy which insures our directors and officers against certain liabilities which might be incurred in connection with the performance of their duties.

     The underwriting agreement filed as Exhibit 1.1 hereto contains certain provisions pursuant to which certain of our officers, directors and controlling persons may be entitled to be indemnified by the underwriters named therein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, we have issued the securities set forth below which were not registered under the Securities Act of 1933.

     1. On April 22, 1997, we issued to certain accredited investors, including three investment funds of which a director of ours is a principal, four warrants to purchase an aggregate of 75,000 shares of preferred stock with an exercise price of $7.50 per share.

     2. On July 28, 1997, we granted options to purchase an aggregate of 1,821,749 shares of common stock to certain employees, including three officers, three former officers and four directors, at an exercise price of $2.00 per share.

     3. Pursuant to a Subscription Agreement dated August 4, 1997, we sold an aggregate of 1,122,931 shares of Series A preferred stock to 23 accredited investors, including two directors and one officer, for a per share purchase price of $7.50 and an aggregate purchase price of $8,422,000.

     4. Pursuant to a Subscription Agreement dated September 19, 1997, we sold an aggregate of 1,764,705 shares of Series A preferred stock to 24 accredited investors for a per share purchase price of $8.50 and an aggregate purchase price of $15,000,000.

     5. In November 1997, we issued 1,500 shares of common stock to an employee pursuant to an option exercise for an aggregate purchase price of $1,875.

     6. On November 26, 1997, we issued to accredited investors, including one director, four warrants to purchase an aggregate of 110,294 shares of preferred stock with an exercise price of $9.775 per share.

     7. In December 1997, we issued an aggregate of 4,150 shares of common stock to three employees pursuant to option exercises for an aggregate purchase price of $5,188.

     8. In February 1998, we issued an aggregate of 2,250 shares of common stock to two employees pursuant to option exercises for an aggregate purchase price of $2,813.

     9. On February 20, 1998, we granted options to purchase an aggregate of 875,068 shares of common stock to certain employees, including two officers, with an exercise price of $4.25 per share.

     10. In March 1998, we issued an aggregate of 321,920 shares of common stock to 31 employees, including one officer and one consultant, pursuant to option exercises for an aggregate purchase price of $603,828.

     11. Pursuant to a Subscription Agreement dated March 27, 1998, we sold an aggregate of 1,188,232 shares of Series A preferred stock to 18 accredited investors, including an investment fund in which a director is a principal, for a per share purchase price of $8.50 and an aggregate purchase price of $10,100,000.

     12. On March 27, 1998, we issued to accredited investors, including one director, four warrants to purchase an aggregate of 39,864 shares of preferred stock with an exercise price of $9.775 per share.

     13. In April 1998, we issued 1,325 shares of common stock to three employees pursuant to an option exercise for an aggregate purchase price of $1,656.

     14. In May 1998, we issued an aggregate of 3,425 shares of common stock to four employees pursuant to option exercises for an aggregate purchase price of $4,581.

     15. In June 1998, we issued 16,716 shares of common stock to five employees and one consultant pursuant to an option exercise for an aggregate purchase price of $49,383.

     16. On June 12, 1998, we granted options to purchase an aggregate of 291,050 shares of common stock to certain employees, including one former officer, with an exercise price of $8.50 per share.

     17. In July 1998, we issued an aggregate of 1,300 shares of common stock to three employees pursuant to option exercises for an aggregate purchase price of $1,850.

     18. In August 1998, we issued an aggregate of 1,250 shares of common stock to two employees pursuant to option exercises for an aggregate purchase price of $2,313.

     19. In September 1998, we issued an aggregate of 8,850 shares of common stock to four employees pursuant to option exercises for an aggregate purchase price of $11,063.

     20. In October 1998, we issued 200 shares of common stock to an employee pursuant to an option exercise for an aggregate purchase price of $250.

     21. On October 7, 1998, we issued to an accredited investor a warrant to purchase up to 103,532 shares of Series A preferred stock with an exercise price of $9.775 per share.

     22. In November 1998, we issued an aggregate of 2,500 shares of common stock to four employees pursuant to option exercises for an aggregate purchase price of $3,613.

     23. In December 1998, we issued an aggregate of 4,400 shares of common stock to three employees pursuant to option exercises for an aggregate purchase price of $6,438.

     24. Pursuant to a Subscription Agreement dated January 12, 1999, we issued an aggregate of 1,650,000 shares of Series B preferred stock to five accredited investors for a purchase price of $10.00 per share, or an aggregate purchase price of $16,500,000. In April 1999, the investors reaffirmed their investment in these shares.

     25. In January 1999, we issued an aggregate of 26,425 shares of common stock to eight employees pursuant to option exercises for an aggregate purchase price of $49,831.

     26. In February 1999, we issued an aggregate of 28,775 shares of common stock to seven employees, including one officer, pursuant to option exercises for an aggregate purchase price of $113,538.

     27. On February 2, 1999, we granted options to purchase an aggregate of 1,604,567 shares of common stock to certain employees, including two officers, with an exercise price of $10.00 per share.

     28. In March 1999, we issued an aggregate of 86,900 shares of common stock to five employees, including one officer and one former officer, pursuant to option exercises for an aggregate purchase price of $242,895.

     29. In April 1999, we issued an aggregate of 20,790 shares of common stock to three employees, including one officer, pursuant to option exercises for an aggregate purchase price of $87,604.

     30. In May 1999, we issued an aggregate of 23,561 shares of common stock to twelve employees, including a former officer, pursuant to option exercises for an aggregate purchase price of $52,864.

     31. In June 1999, we issued an aggregate of 102,246 shares of common stock to seven employees, including two officers, pursuant to option exercises for an aggregate purchase price of $242,383.

     32. In July 1999, we issued an aggregate of 135,060 shares of common stock to fifteen employees pursuant to option exercises for an aggregate purchase price of $215,233.

     33. In August 1999, we issued an aggregate of 27,182 shares of common stock to twenty-one employees pursuant to option exercises for an aggregate purchase price of $170,017.

     34. In September 1999, we issued an aggregate of 84,277 shares of our common stock to twenty employees pursuant to option exercises for an aggregate purchase price of $218,521.

     35. In October 1999, we issued an aggregate of 50,538 shares of our common stock to twenty-seven employees pursuant to option exercises for an aggregate purchase price of $156,149.

     36. In November 1999, we issued an aggregate of 44,620 shares of our common stock to seventeen employees pursuant to option exercises for an aggregate purchase price of $157,257.

     37. In December 1999, we issued an aggregate of 28,814 shares of our common stock to seventeen employees pursuant to option exercises for an aggregate purchase price of $129,267.

     38. In December 1999, in connection with warrant exercises, we issued an aggregate of 65,265 shares of our common stock to four investment funds for $562,500. A director of InterWorld is a principal of three of the four funds.

     39. In January 2000, we issued an aggregate of 109,387 shares of our common stock to twenty-seven employees pursuant to option exercises for an aggregate purchase price of $485,291.

     The sales and issuances of the shares of common stock and options and warrants to purchase common stock discussed above were made by us in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act of 1933 or Section 3(b) and Rule 701 promulgated thereunder. The offers and sales were made to either accredited investors as defined in Rule 501(a) under the Securities Act or the persons referred to in Rule 701(c) under the Securities Act pursuant to a written compensatory benefit plan (or a written compensation contract) established by the Registrant; with respect for offers and sales pursuant to Section 4(2), no general solicitation was made by either the Registrant or any person acting in its behalf; the securities sold are subject to transfer restrictions, and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement(5)
  3.1     Amended and Restated Certificate of Incorporation of the
          Registrant(3)
  3.2     Bylaws of the Registrant(1)
  5.1     Opinion of Covington & Burling, Counsel to the Registrant,
          as to the legality of the shares being registered(5)
 10.1     Amended and Restated 1996 Stock Option Plan(1)
 10.2     Employee Stock Purchase Plan(5)
 10.3     Form of Indemnification Agreement between the Registrant and each of its directors and executive officers(4)
 10.4     Lease, dated as of January 12, 1997, between the Registrant as Tenant and New York City District Council of Carpenters
          Pension Fund, as Landlord(1)
 10.6     First Amendment to Lease, dated as of July 1, 1999, between
          Registrant, as Tenant, and New York City District Council of
          Carpenters Pension Fund, as Landlord(2)
 10.7     Agreement of Sublease, dated as of October 1, 1999, between
          Registrant, as Sublandlord, and UGO Networks, Inc., as
          Subtenant(4)
 10.8     Registration Rights Agreement, among the Registrant and
          Certain Stockholders(2)
 10.9     2000 Equity Incentive Plan(4)
10.10     Employment Agreement, dated as of November 19, 1999, by and between the Registrant and Jeremy Davis(4)
 16.1     Letter from KPMG LLP regarding change in accountants(2)
 21.1     List of Subsidiaries(4)
 23.1     Consent of PricewaterhouseCoopers LLP(4)
 23.2     Consent of Covington & Burling (included in Exhibit 5.1)(5)
 24.1     Powers of Attorney (included on signature page)(4)
 27.1     Financial Data Schedule for the year ended December 31,
          1998(4)
 27.2     Financial Data Schedule for the nine month period ended
          September 30, 1999(4)

---------------
(1) Previously filed on June 3, 1999 with the Company's Registration Statement on Form S-1 (No. 333-79879).

(2) Previously filed on July 16, 1999 with the Company's Amendment No. 1 to Registration Statement on Form S-1 (No. 333-79879).

(3) Previously filed on August 9, 1999 with the Company's Amendment No. 4 to Registration Statement on Form S-1 (No. 333-79879).

(4) Filed herewith.

(5) To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES:

     Schedule II -- Valuation and Qualifying Accounts

                             INTERWORLD CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

                                                     ADDITIONS
                                              -----------------------
                                              BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                              BEGINNING    COSTS AND      OTHER                     END OF
                                              OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS     PERIOD
                                              ----------   ----------   ----------   ----------   ----------
                                                                      (IN THOUSANDS)
Allowance for Doubtful Accounts
Year ended December 31, 1996................    $   --       $  269                     $ --        $  269
Year ended December 31, 1997................       269          353        --             --           622
Year ended December 31, 1998................       622        1,438        --           (843)        1,217
Nine months ended September 30, 1999........     1,217          600                     (309)        1,508
Valuation Reserve -- Deferred Tax Assets
  Year ended December 31, 1996..............    $  136       $3,365                     $ --        $3,501
Year ended December 31, 1997................     3,501       10,773        --             --        14,274
Year ended December 31, 1998................    14,274        7,568        --             --        21,842
Nine months ended September 30, 1999........    21,842        7,409        --             --        29,251

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 7th day of February, 2000.

                                          INTERWORLD CORPORATION

                                          By: /s/ MICHAEL J. DONAHUE
                                            ------------------------------------
                                              Michael J. Donahue
                                              Chairman

     Each person whose signature appears below hereby constitutes and appoints Michael J. Donahue and Jeremy M. Davis, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, each acting alone, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on this 7th day of February, 2000 by the persons and in the capacities indicated below.

                      SIGNATURE                                             TITLE
                      ---------                                             -----
                 /s/ JEREMY M. DAVIS                     President and Chief Executive Officer
-----------------------------------------------------    (principal executive officer) and Director
                   Jeremy M. Davis

                 /s/ PETER SCHWARTZ                      Chief Financial Officer (principal financial
-----------------------------------------------------    and accounting officer)
                   Peter Schwartz

               /s/ MICHAEL J. DONAHUE                    Chairman
-----------------------------------------------------
                 Michael J. Donahue

                /s/ ALAN J. ANDREINI                     Vice Chairman
-----------------------------------------------------
                  Alan J. Andreini

               /s/ KENNETH G. LANGONE                    Director
-----------------------------------------------------
                 Kenneth G. Langone

               /s/ JOSEPH C. ROBINSON                    Director
-----------------------------------------------------
                 Joseph C. Robinson

                  /s/ YVES SISTERON                      Director
-----------------------------------------------------
                    Yves Sisteron

                                                         Director
-----------------------------------------------------
                     Jack Slevin

                  /s/ RUSSELL WEST                       Director
-----------------------------------------------------
                    Russell West

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement(5)
 3.1      Amended and Restated Certificate of Incorporation of the
          Registrant(3)
 3.2      Bylaws of the Registrant(1)
 5.1      Opinion of Covington & Burling, Counsel to the Registrant,
          as to the legality of the shares being registered(5)
10.1      Amended and Restated 1996 Stock Option Plan(1)
10.2      Employee Stock Purchase Plan(5)
10.3      Form of Indemnification Agreement between the Registrant and each of its directors and executive officers(4)
10.4      Lease dated as of January 12, 1997 between the Registrant as
          Tenant and New York City District Council of Carpenters
          Pension Fund, as Landlord(1)
10.6      First Amendment to Lease, dated as of July 1, 1999, between
          Registrant, as Tenant, and New York City District Council of
          Carpenters Pension Fund, as Landlord(2)
10.7      Agreement of Sublease, dated as of October 1, 1999, between
          Registrant, as Sublandlord, and UGO Networks, Inc., as
          Subtenant(4)
10.8      Registration Rights Agreement, among the Registrant and
          Certain Stockholders(2)
10.9      2000 Equity Incentive Plan(4)
10.10     Employment Agreement, dated as of November 19, 1999, by and between the Registrant and Jeremy Davis(4)
16.1      Letter from KPMG LLP regarding change in accountants(2)
21.1      List of Subsidiaries(4)
23.1      Consent of PricewaterhouseCoopers LLP(4)
23.2      Consent of Covington & Burling (included in Exhibit 5.1)(5)
24.1      Powers of Attorney (included on signature page)(4)
27.1      Financial Data Schedule for the year ended December 31,
          1998(4)
27.2      Financial Data Schedule for the nine month period ended
          September 30, 1999(4)

---------------
(1) Previously filed on June 3, 1999 with the Company's Registration Statement on Form S-1 (No. 333-79879).

(2) Previously filed on July 16, 1999 with the Company's Amendment No. 1 to Registration Statement on Form S-1 (No. 333-79879).

(3) Previously filed on August 9, 1999 with the Company's Amendment No. 4 to Registration Statement on Form S-1 (No. 333-79879).

(4) Filed herewith.

(5) To be filed by amendment.